PE 4-29-02

As filed with the Securities and Exchange Commission on April 29, 2002

02027954

RECD S.E.C.
APR 29 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A...

PROCESSED
MAY 03 2002
THOMSON
FINANCIAL

Exhibit Index

1. 2001 Annual Report.

2. Notice and Meeting Agenda, Proxy Statement and Cover Letter to Shareholders dated April 8, 2002.

3. Press Release dated April 17, 2002

Exhibit 1

GLOBAL HEADQUARTERS

Rooseveltplantsoen 4 | 2517 KR The Hague | The Netherlands
Telephone +31 70-306-4100 | Facsimilie +31 70-306-4101 | Home page: www.newskies.com

ANNUAL REPORT 2001

NEWskies SATELLITES





2001 ANNUAL REPORT

CONTENTS



New Skies Satellites N.V. (AEX, NYSE: NSK) is a global satellite communications company offering video, Internet, voice and data communications services to a range of broadcasters, Internet service providers and telecommunications carriers around the world. With its network of five geostationary satellites, three under construction, and ground facilities around the world, it is one of only four fixed satellite services companies with truly global satellite coverage. Headquartered in The Hague, The Netherlands, New Skies has offices in London, Johannesburg, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C.

Additional information is available at www.newskies.com



CHAIRMAN'S LETTER

Dear Shareholder,

2001 has been another outstanding year in the development of New Skies Satellites. We continued to achieve solid, double digit growth for ongoing operations in all key financial performance measures. We are particularly pleased to be entering 2002 with the foundations that we have worked so hard to establish over the past three years in place, the foundations from which our future growth will be launched.

We began 2002 with a new chief executive, Dan Goldberg. Dan replaces Bob Ross, who retired at the end of last year. Under Bob's leadership, New Skies has grown from start-up to serious competitor in the global satellite market, with five satellites in orbit, three under construction, a solid record of growth and a sound balance sheet. Dan has been with New Skies since the early days and has worked tirelessly with Bob to develop and execute upon the successful business strategy that has driven this company's prosperity over the last three years. He is a natural successor to Bob and the obvious choice to take the business forward. In addition, I am pleased that Bob will continue to serve New Skies as an external advisor over the next two years.

Our solid growth in 2001 is all the more impressive because it was achieved during a challenging time in the markets for communications services. In addition to excellent financial results, we grew our customer base by 37 percent while maintaining a balanced revenue distribution from a geographic perspective as well as among the three service areas in which we operate – video, data/voice, and Internet.





New Skies' Washington Mediaport

Financially, New Skies is in an excellent position. Our balance sheet remains strong, with more than $130 million of cash in the bank at the close of the year, net assets of $1 billion, shareholders' equity of $1 billion and no debt on the books. This has enabled your company confidently to proceed with a significant yet prudent expansion plan for its satellite fleet and associated ground facilities. Importantly, our cash balance, together with the $300 million unsecured five-year credit facility which we put in place in 2000, are sufficient to fund the construction and launch of the three satellites we have procured: NSS-6, NSS-7 and NSS-8. Our strong balance sheet, moreover, leaves us well-positioned to capitalize on business opportunities as they arise.

In summary, 2001 was another strong year for New Skies, both financially and operationally. Looking ahead to 2002, we are excited to be launching the first two of our new satellites: NSS-7 is expected to be launched in April and NSS-6 in September, giving us much needed new capacity. These satellites will enter commercial service in late summer and winter of 2002 and will be key contributors to our future success and growth in 2003 and beyond.

I would like to thank you for your support over the years and look forward to continued success for New Skies in the years to come.

Terry M. Seddon
Chairman



Dear Shareholder,

I am pleased to report that 2001 was another strong year for New Skies Satellites. We have now completed the build-out of your company and entered the next phase of growth in which we are augmenting the assets we inherited with those we have designed and developed in order better to meet the needs of the commercial marketplace. I am honored to have been named chief executive officer of New Skies at this moment in the company's development.

Although this will be my first year as chief executive, I am by no means new to New Skies. In fact, I was one of its earliest employees, first as general counsel and later as chief operating officer. Since the company's first days in late 1998, I have had the benefit of working closely with former CEO Bob Ross and the rest of the management team to build the company into one of the premier operators of fixed satellite services in the market today.

During 2001, we put in place the commercial and technical infrastructure that is needed to fully exploit the assets transferred to us at the time of our creation, as well as to form the foundation for our future growth. Importantly, we continued to achieve significant growth in all of the key financial performance parameters: revenues, EBITDA and net income. We also broadened and strengthened our customer base, built a world-class terrestrial network to support our in-orbit resources, and are now preparing to launch three powerful new satellites over this year and next that will be the engine of our future growth.

New Skies has gone from concept to effective and established operator in just three short years. With three satellites nearing completion and a strong balance sheet to fund our future growth, New Skies today is poised for still greater growth and profitability in the coming years. Against this backdrop, I want to review in some detail for you our many substantial accomplishments in 2001.

A solid foundation

After three years of aggressive recruiting, we have substantially built the team we need to capture the dramatic growth we anticipate over the next few years. During 2001, we continued to solidify our global presence with new sales and marketing appointments in Africa, Europe, Asia, the Middle East and Australia, demonstrating our strong commitment to these important regions.

Having completed the construction of one of the world's most advanced satellite and payload operations centers, we successfully assumed operational control of the NSS-703, 803 and 806 satellites, satellites that accounted for the lion's share of 2001 revenues. We are now performing all tracking, telemetry, control and monitoring functions for all of these satellites from our satellite operations center and will perform these functions for our future satellites as they enter commercial service.

We also completed construction, integration and staffing of a global network operations center at New Skies' Washington, D.C. Mediaport in the United States. Our Washington Mediaport now offers 24 x 7 customer service, as well as a state-of-the-art co-location facility fully connected to New Skies' global satellite network and key video and IP hubs throughout the United States.

Elsewhere, New Skies operates six teleports in Australia through our subsidiary, New Skies Networks Pty Ltd. These teleports will assume greater importance in 2002 as we launch our new Asian satellite, NSS-6, and move NSS-803 from its current location over the Atlantic Ocean region to the Pacific Ocean region where it is slated to replace the NSS-513 satellite, which will be retired from service. From the 183 degrees East longitude orbital location in the Pacific Ocean region, NSS-803 will serve the United States, Asia, Australia and New Zealand.

To augment our owned teleports, we rely on third party teleport facilities at various locations around the world. Entering 2001, we already had an established operation in London, England and during the year, we contracted to use a second facility on the West Coast of the United States. This year, we will be looking to develop additional teleport facilities in Southeast Asia and the Middle East to leverage the arrival of the NSS-6 and NSS-803 satellites.

A balanced and diversified revenue profile

One of New Skies' greatest strengths continues to be its well-balanced and well-diversified revenue mix, from both a service type and geographic perspective. Video, representing 41 percent of our total revenues, remains our largest revenue source. Last year, we built upon our video business by signing new contracts with companies like Turner Broadcasting for distribution of CNN's news content to its affiliates in Europe. We also renewed important contracts with broadcasters in India and Africa.

Transmission of Internet traffic accounted for 29 percent of our total revenues in 2001, and approximately 50 percent of our new business revenues for the period. During the year, we added four digital platforms for our IPsys® Internet backbone connectivity services in India, the Middle East, Africa and Asia, bringing the total number to seven.

Transmission of corporate and other voice and data services accounted for the remaining 30 percent of total 2001 revenues. Important agreements for this service were signed last year with WorldCom and Star One, among others.

Just as our revenues are well-balanced across service types, they are balanced geographically, enabling New Skies to capitalize upon growth in certain regions and cushioning it from downturns in others. In 2001, North America accounted for 33 percent of revenues; Europe for 22 percent; India, the Middle East and Africa (IMEA) accounted for 19 percent; Latin America for 17 percent; and Asia the remaining 9 percent. In new business terms, IMEA represented the most dramatic growth, increasing from 4 percent in 2000 to 36 percent in 2001. Once NSS-6 and NSS-803 enter commercial service in late 2002, we expect that our revenue spread will become further diversified from a geographic perspective, with Asia becoming a larger regional contributor.

Double digit growth in all major performance categories

Despite the overall challenging economic environment during 2001, we achieved revenues of $209.0 million, an increase of 17 percent over 2000 pro forma revenues. (We are using pro forma figures to make comparisons more meaningful, as a significant one-time termination payment recorded in 2000 distorts results for that year.) EBITDA, on a pro forma basis, increased at an even greater rate of 23 percent, up to $118.8 million from $96.8 million in 2000. Net income was $33.1 million, up 75 percent from pro forma $18.9 million a year earlier.

In addition to excellent financial results in 2001, our balance sheet remains very strong, with $130 million in cash at the end of the year and an undrawn $300 million credit facility in place. We have all the funding we require to complete all of our committed capital expenditures, including the NSS-7 and NSS-6 satellites (scheduled for launch in 2002) as well as the NSS-8 satellite (scheduled for launch in 2003). Our balance sheet and available credit facility, moreover, give New Skies the ability to procure additional satellites for our expansion orbital locations and the flexibility to take advantage of strategic opportunities as they arise.

Legal and regulatory victories

Having successfully completed our IPO during 2000 in fulfillment of U.S. legal requirements, New Skies petitioned the U.S. Federal Communications Commission for full U.S. market access. In early 2001, the FCC granted our request, thereby ensuring that we can continue to serve this important market on a long term basis.

In a significant legal victory for New Skies in 2001, a panel of independent arbitrators unanimously vindicated New Skies' decision to cancel a contract for the construction of a satellite as a result of the manufacturer's failure to deliver the satellite on time. As New Skies had requested, the panel ordered the manufacturer to refund to New Skies all the money paid by New Skies for the satellite. New Skies received the $53.3 million refund in October.

Growth potential through new satellites

This year, we are scheduled to launch two new state-of-the-art satellites that will allow us both to retire the two ageing satellites in our fleet and give us significant new inventory to drive our growth in the years ahead. When NSS-7 and NSS-6 enter into commercial service this year, we will have 69 percent more station-kept capacity than we had in 2001.

NSS-7, our first new satellite, is planned to be launched in April this year. It will replace both NSS-K and NSS-803 at 338.5 degrees East longitude, combining the existing television services on NSS-K with the substantial Internet and video traffic on NSS-803. Broadcasters will benefit from the satellite's unrivalled high-powered Ku-band coverage with some of the best connectivity options on the market. New Ku-band beams in Central and South America, as well as West and South Africa, will offer new opportunities to both broadcasters and VSAT service providers and bring significant incremental Ku-band capacity to New Skies in the Atlantic Ocean region.

Following the successful launch of NSS-7, NSS-803 will replace NSS-513 at 183 degrees East, providing New Skies' first station-kept capacity over the Pacific Ocean region. It will form a vital link in our worldwide network for bi-directional traffic between Asia and the West Coast of the United States, strengthening New Skies' position as a truly global operator.

Significant progress was also made in 2001 on the construction of NSS-6, the second component of our 'world at Ku-band' plan. With six interconnected beams covering India, China, Northeast Asia, Southeast Asia, Australia, the Middle East and South Africa, NSS-6 offers high-powered Ku- and Ka-band services to more than 60 percent of the world's population. Presently slated for launch in September of this year and expected to be ready for commercial service in November, this satellite will offer first-class connectivity for Asian broadcasters, carriers and Internet service providers. A number of technical features on the satellite, such as built-in flexibility for dynamic allocation of capacity among the coverage regions, make it ideally suited for Direct-to-Home broadcasts, video content distribution, and two-way Internet services.

I am also pleased to report that, early in 2001, we signed a contract with Boeing Satellite Systems for NSS-8, an 88-transponder satellite to be placed squarely over the Americas. NSS-8 is planned for launch in the second half of 2003 to 105 degrees West longitude, one of the expansion orbital slots secured by New Skies.

NSS-8 will be the only satellite capable of serving all 50 U.S. states and all of Central and South America with a single C-band beam. As such, the satellite will offer an unprecedented range of U.S. and Latin America coverage options, with a total of eight diverse downlink coverage beams. In addition, worldwide content will be delivered to New Skies' Mediaports on the West and East Coasts of the United States through New Skies' oceanic satellites for aggregation and onward delivery via NSS-8 to both North and Latin America.

Poised for growth

Looking forward, 2002 promises to be a watershed year for New Skies as we launch two new satellites, giving us significant new inventory to drive growth in the years ahead. At the same time, we will concentrate on capitalizing on our existing satellites and on our core service offerings with the same global approach and attention to customer needs that we have emphasized to date.

And while we remain strongly focused on the organic growth we will achieve from launching our new satellites and exploiting the rights to our additional orbital locations, we are also poised to take advantage of strategic opportunities as they arise.

With our balanced portfolio of services, regional diversity, expert and driven team, state-of-the-art satellites under construction and strong financial position, I have great confidence that we will continue to excel in 2002. We appreciate your support and look forward to reporting to you on New Skies' accomplishments in 2002.

Daniel S. Goldberg
Chief Executive Officer



Left to right: T. L. Cowan, A. M. Browne, M. J. Dent, D.S. Goldberg, R. Jockin, S. J. Stott


NSS
Operational Satellite
Future Satellite
319.5 E Orbital Location
Mediaport
The Hague
Washington
Los Angeles
NSS-7
NSS-K
NSS-8
NSS-806
NSS-803
NSS
São Paulo
Johannesburg
806
803/K/7
703

THREE DECADES OF PROGRESS...IN THREE YEARS

Q4 1998
- Asset transfer from INTELSAT
- Locates HQ in The Hague
- Secures $100m debt facility

Q1 1999
- 9 employees

Q2 1999
- Obtains rights to 5 new orbital slots

Q3 1999
- Signs contract for NSS-7 satellite

Q4 1999

Q1 2000
- 103 employees
- Purchases satellite services integration company in Australia
- Completes construction of payload operations center and moves payload management in house

Q2 2000
- Launches IPsys Internet backbone service



Coverage
Equator
The Hague Head Office
Washington Regional Office
New Delhi
Singapore
NSS-6
703
NSS-803
NSS-513
NSS-8
Darwin
Brisbane
Adelaide
Sydney
Perth
Melbourne
513 / 803

Secures $300 million debt facility

Signs contract for NSS-6 satellite

Q3 2000

Completes initial public offering and lists on NYSE and Euronext exchanges

Q4 2000

Signs contract for NSS-8 satellite

Completes construction of satellite operations center

Receives full FCC authorization for U.S. market

219 employees

Q1 2001

Q2 2001

Q3 2001

Completes construction of 24 x 7 customer and network operations center at Washington D.C. Mediaport

Q4 2001

261 employees

Q1 2002



BT



BT Broadcast Services is New Skies' largest European customer for space segment capacity. Using New Skies satellites for both full time and occasional use services, BT can meet customer demands for transmitting sporting events, news and entertainment programming, and special events packages throughout Europe, Africa and North and South America.

"New Skies' space segment is a valuable element in our portfolio of service offerings," said Jon Romm, head of global broadcast sales for BT Broadcast Services. "With our fixed earth station uplinks (in London, Washington and Paris) and multiple digital paths to and from NSS-K, NSS-806 and NSS-803, we are able to provide transatlantic connections and global coverage among three continents for our customers. We look forward to the launch in April of New Skies' newest satellite — NSS-7. With its high power and extended coverage, it will be able to support our current South American commitments and support our efforts being developed in Africa."

Data Access



Data Access Ltd. is a company truly on the cutting edge of the convergence revolution: one of India's premier ISPs, but also a provider of a rich selection of content. Data Access uses New Skies' IPsys® satellite-delivered access to the Internet backbone for its more than 180,000 dial-up subscribers and more than 200 corporate lease line users. Operating out of Delhi, Mumbai, Chennai and Bangalore, Data Access is one of the only private Internet gateway operators with a multi-homing platform. New Skies' IPsys® service gives Data Access additional routes for traffic management on their multi-homing platform.

Mr. Sarvesh Goorah, chief technology officer of Data Access said: "We selected New Skies as our preferred partner for international connectivity after a thorough and detailed evaluation process over several months. We are extremely satisfied with the quality of the test circuits and New Skies' ability to deliver the extremely stringent Quality of Service parameters we demanded."

TBS


CNN
CNN
CNN
CNN
CNN

Turner Broadcasting System, Inc. (TBS, Inc.), an AOL Time Warner company, has been a New Skies customer from the moment New Skies opened its doors for business in late 1998. TBS was using capacity on New Skies satellites for its CNN International programming when the satellites were still part of the INTELSAT fleet.

TBS uses New Skies satellites to distribute the CNN International feed from its U.S. headquarters to affiliates throughout Europe, the Middle East and Africa, and as their major European contribution channel from their bureaus in Tel Aviv, Moscow and London. In mid 2001, CNN signed a deal with New Skies for distribution of International NewSource to CNN's European affiliates on NSS-K.

Overview

We are a global satellite telecommunications company that owns and operates five in-orbit satellites and other assets, and has three additional satellites under construction. We provide satellite-based transponder capacity for the transmission of video signals, data traffic, Internet access services and, to a lesser extent, voice services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

Revenues

In 2001 we had revenues of $209.0 million. We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both fixed-term and occasional-use bases. We recognize revenues from fixed-term transponder agreements on a straight-line basis over the period of the agreement. We recognize revenues from occasional-use contracts in the period that the services are delivered.

The chart on page 14 presents our estimate, based on our analysis of frequency plans supplied by our customers, of the percentage of our total revenue in 2001 attributable to each of the three broad categories of content for which our customers used our services.

Video transmission represented our largest source of revenues in 2001, and we expect that video transmissions will continue to be our largest source of revenues in 2002. Similarly, data services have contributed, and we expect will continue to contribute, a substantial portion of our revenues. Over the past two years, Internet connectivity and other transmissions using Internet formats have contributed a significant and growing portion of our new business revenues, causing that component of our total revenues to increase substantially. We expect continued demand for our Internet connectivity solutions in 2002. Voice services contribute a modest amount to our revenues. While there is a general trend toward the use of fiber optic networks for voice services, we are continuing to see demand for satellite-based voice networks in certain regions. We expect that this segment will continue to contribute to our revenues over time, although possibly at declining levels.

OPERATING HIGHLIGHTS OVER PAST THREE YEARS


1999 2000 2001
REVENUE GROWTH
250
200
150
100
50
0
EBITDA GROWTH
120
100
80
60
40
20
0
68.4
96.8*
118.8
OPERATING INCOME
50
40
30
20
10
0
NET INCOME
35
30
25
20
15
10
5
0
(2.2)
18.9*
33.1

*Excludes one-time early contract termination payment received of $19.7 million

DIVERSITY OF PRODUCTS 2001


29%
41%
30%

IP
DATA & VOICE
VIDEO

Revenue Drivers

The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity – i.e., capacity that is capable of providing the desired communications links between different points – and the level of demand for that capacity.

The supply of suitable capacity is driven by two principal factors:

- the availability of unused existing satellite capacity and the launch of new satellites; and
- the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

Both we and our competitors build and launch new satellites to replace existing satellites or to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip the increase in demand for some period following launch. We try to mitigate this risk by selling the capacity of a new satellite to customers before it is launched and by employing a business model that makes reasonable assumptions about the speed with which we will be able to sell capacity on a new satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing satellites with better performance characteristics than other satellites. Additionally, we design new satellites with flexibility to address different markets in a dynamic manner as demand patterns shift, while focusing our new capacity on regions and communications routes with high demand.

We also try to mitigate the risk of over-supply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a video distribution "neighborhood". If a satellite carries video content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular video signal. If a high number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a "neighborhood" that is desirable to other broadcasters of video content because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on that satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers.

As noted above, the second source of supply is ground-based competitors, such as fiber optic networks. Where fiber optic networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at low rates.

Fiber capacity and satellite system capacity, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between two major commercial cities) is driven by the design of a satellite- or ground-based network. Capacity only can be used for transmissions in the particular communications routes or areas that it connects. We call the ability to provide transmission capacity between different places "connectivity", and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a ground-based network are determined principally by the geographic route along which it travels, such as a cable between New York and London. A ground-based network can only transmit a signal along the route that it physically travels, which we call "point-to-point" connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because a satellite's signal is available throughout its coverage area, which we call "point-to-multipoint" connectivity.

We try to avoid competing with ground-based networks by focusing on regions where such networks are not available, and on services (particularly point-to-multipoint services) where satellites enjoy a competitive advantage.

Demand for capacity is driven in part by the specific connectivity and neighborhood served. However, demand is principally driven by general economic conditions. Economic growth fuels demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, which then need to purchase more capacity to transmit their increased programming. Increased personal computer use may increase demand for Internet services provided by local Internet Service Providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions. Another key driver of demand for capacity is regulatory access to new markets. As communications markets are liberalized, competition generally increases. Competition, in turn, places downward pressure on prices. As prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services.

GEOGRAPHIC DIVERSITY OF REVENUES 2001


19%
33%
9%
17%
22%

INDIA, MIDDLE EAST & AFRICA
ASIA PACIFIC
LATIN AMERICA
EUROPE
NORTH AMERICA

A number of trends that we believe will continue to drive revenues in the short term, such as the continued growth of the Internet, are uncertain. In addition, it is possible that large amounts of capacity, provided by both us and our competitors, could become available to customers at the same time with insufficient demand to consume such capacity. If this were to occur, we could see downward pricing pressure and/or a slower uptake on the capacity we were offering, particularly for capacity that historically had experienced lower levels of demand.

In the past, our short-term growth has been particularly reliant on our ability to sell the existing unused capacity on our satellites. However, our current business provides for the launch of an additional satellite in April 2002 and another satellite in September 2002, and once those satellites are successfully brought into commercial use our near-term performance should reflect the effects of adding these new satellites. Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as transmission of signals from the earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide those services will allow us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this will provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone.

Pricing also affects our revenues. Various market forces, which differ by region, affect our pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required and the duration of the service under contract. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity. In 2001 and 2000, we observed increased customer demand for contracts of smaller capacity requirements, typically of 1-2 MHz, and with durations of three years or less. Prior to 1999, our contracts generally had an average duration of 5 years. The majority of these contracts were for video transmission that, for the most part, were for capacities of 18 MHz or greater.

We continue to market and sell long-term contracts to our video and data customers. Video agreements tend to be longer in length, stemming from broadcasters' need for dedicated full-time satellite transmissions for news, sports and entertainment programming segments. Based on our experience, we believe that Internet customers tend to want shorter-term contracts in order to maintain flexibility, and they are willing to pay higher prices for this benefit. In addition, some customers may not be able to afford large, longer-term commitments. We anticipate that, consistent with our prior experience, a number of these Internet customers will increase the amount of our capacity they use as their businesses grow, although other customers may not renew contracts for various reasons. Under the new contracts we concluded from the time we began independent operations until December 31, 2001, we sold all services for our station-kept satellites at an average rate which was approximately 70% higher than the average historical rate of our backlog at the time we began independent operations.

The chart on page 15 sets forth the geographic source of our revenues in 2001, based on the billing addresses of our customers. Many of our customers purchase capacity to provide services outside of their home country. As a result, this distribution may not reflect actual traffic flow on our satellites.

Over 90% of our revenues in 2001 were generated from customers located in North America, Europe, India and the Middle East, and Latin America. We believe, based on our analysis of market trends, that we will continue to see significant revenue growth from these regions as we augment our existing capacity with our three new satellites under construction. While we will continue to market our services in all geographic markets, we expect that revenues from customers in Asia Pacific will form a greater proportion of our revenue mix in the future, as we launch one new satellite to serve this region and re-deploy an existing satellite into the region.



Expenses

Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

- tracking, telemetry, control and payload management operations for our satellites;
- fiber optic and teleport services associated with the provision of bundled services;
- market access fees; and
- in-orbit insurance for our satellites and the costs associated with our own operations and engineering infrastructure.

Selling, general and administrative expenses include costs associated with:

- our sales and marketing and administrative staff;
- travel, office and occupancy costs; and
- other related expenses.

Depreciation includes the costs associated with the depreciation of capital items, principally our satellites.

During 1999, our tracking, telemetry, control and payload management functions were performed by INTELSAT under contract. In 2000, we began to perform our own payload management operations for all of our satellites and during 2001 we successfully assumed operational control for the NSS-703, NSS-803 and NSS-806 satellites. We are currently fully monitoring and operating these satellites using our own tracking, telemetry and control facilities, and we expect that our ongoing net savings will be reflected in the results of operations in 2002. We have incurred additional staff and support costs to accommodate these activities in-house. We will continue to incur third-party costs for tracking, telemetry and control functions for two of our satellites, NSS-K and NSS-513, until the end of their respective service lives. These two satellites are expected to be taken out of service in 2002, at which time those external costs will be discontinued. Once delivered to us in-orbit, we will perform tracking, telemetry, control and monitoring of our new satellites, NSS-7, NSS-6 and NSS-8.

We believe that our bundled services provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. In order to provide bundled services, however, we generally must incur additional third party ground infrastructure costs. Accordingly, we may witness an incremental rise in these expenses in 2002. To a significant extent, however, these costs are correlated with actual services and can be scaled to reflect actual sales success.

We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in selling, general and administrative expenses in the near term (other than the full-year effect in 2002 of staff and other expenses first incurred during 2001). To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost. Depreciation is our single largest expense. Because we depreciate our



satellites on a straight-line basis over their anticipated commercial lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. In 2002, we expect to launch two new satellites and to take two existing satellites out of service, which is expected to result in a significant net increase in depreciation expense beginning later this year and continuing through subsequent periods. In addition to the satellites we expect to launch in the second and third quarters of this year, we expect to launch our NSS-8 satellite in 2003. This new satellite will require significant capital expenditures and will further increase depreciation charges once it is placed into service. Depreciation on a satellite starts when it enters operational service, which begins upon successful completion of in-orbit testing, typically 45 days after launch. As we add new satellites to our fleet, we will also incur additional costs for in-orbit insurance.

Change in Depreciable Lives of Three Satellites

Effective July 1, 1999, we adopted new depreciable lives for three of our satellites, NSS-703, NSS-803, and NSS-806. The previous depreciation policy had been to apply depreciable lives ranging from seven to eleven years. Based on engineering estimates and previous industry experience that satellites historically generate revenues for longer periods than their minimum contractual orbital design lives, we extended the depreciable lives of these three satellites by between two and three years each. This extension of lives reduced our depreciation expense in 1999 by $8.0 million ($5.2 million after taxes).

We did not change the life of the NSS-513 satellite because it was fully depreciated. Additionally, we did not change the life of NSS-K because this satellite had experienced an anomaly, which had reduced its estimated life to its orbital design life of June 2002.

Termination of the KTV Satellite Contract

During 1999, we terminated a contract for the construction of the KTV satellite and recorded as other receivables $51.5 million relating to amounts paid for its construction. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. Previously capitalized interest and program management costs on this satellite program, totaling $15.5 million, were charged to income during 1999. We intend to use the launch vehicle originally procured for KTV to launch our NSS-7 satellite in the second quarter of 2002. Accordingly, it remains on our balance sheet as an asset, which is classified as construction in progress with a value of approximately $113.7 million at December 31, 2001.

Backlog

We provide customers with satellite transponder capacity for contract periods varying from less than one year to fifteen years. At December 31, 2001, we had a contractual backlog for future services of approximately $630 million. Of our current backlog, which we cannot recognize as revenue until we actually perform the services, approximately $517 million relates to obligations provided under non-cancelable agreements. The remaining backlog relates to lower-valued contracts for preemptible capacity that have cancellation options, subject to the payment of early termination penalties. As of December 31, 2001, the average remaining duration of our contracted backlog, based on a simple average of our order



book, was approximately three years, reflecting the trend toward shorter duration contracts principally for Internet-related transmissions.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenues represented by revenue and expense items identified in our statements of operations.

	Year Ended December 31,		
	2001	2000	1999
Statement of Operations Data:			
Revenues	100%	100%	100%
Expenses:			
Cost of operations	25	24	23
Selling, general and administrative	18	18	15
Depreciation and amortization	36	35	53
Termination of KTV satellite contract	—	—	12
Total expenses	79	77	103
Operating income (loss)	21	23	(3)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Our revenues increased by $10.7 million, or 5%, to $209.0 million in the year ended December 31, 2001 from $198.3 million in the year ended December 31, 2000. Our 2000 revenues include the positive impact of a $19.7 million exceptional one-time contract termination payment made by one customer. Excluding this one-time payment recorded in 2000, our 2001 revenues increased 17% from $178.6 million in 2000. The increase in revenues is attributable to the success in increasing the fleet-wide average yield per transponder and an increase in the fill rate of our station-kept satellite fleet to 65% at December 31, 2001 from a 63% fill rate at December 31, 2000. Fill rate is defined as the number of our revenue-generating transponders (expressed in 36-MHz-units) divided by our fleet-wide station-kept transponder capacity (expressed in 36-MHz-units). Increase in the fleet-wide average yield per transponder is a result of our market-based pricing strategy as compared to the pricing we inherited at the time we commenced independent commercial operations, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our ability to offer value-added services.

Cost of operations. Our cost of operations increased $4.5 million, or 10%, to $51.5 million for the year ended December 31, 2001 compared to $47.0 million for the year ended December 31, 2000. As a percentage of revenue, our cost of operations remained relatively unchanged at 25% for the year ended December 31, 2001 compared to 24% for the year ended December 31, 2000. Excluding the net impact of a one-time exceptional payment to us that was recorded in 2000, cost of operations as a percentage of revenues was 26% in 2000. In absolute terms, the net increase in our cost of operations of $4.5 million relates to the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure.

Selling, general and administrative. Our selling, general and administrative expenses increased $3.9 million, or 11%, to $38.7 million in the year ended December 31, 2001 from $34.8 million in the year ended December 31, 2000. This increase resulted primarily from the full year effect of our continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our existing satellites. We employed 261 full-time employees as of December 31, 2001 compared to 219 full-time employees as of December 31, 2000.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). Our EBITDA increased by $2.3 million, or 2%, to $118.8 million for the year ended December 31, 2001 from $116.5 million for the same period in 2000. Excluding the $19.7 million one-time exceptional contract termination payment received in 2000, EBITDA increased by $22.0 million, or 23%. The increase in EBITDA is largely attributable to increased revenues in 2001 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate and terrestrial infrastructure required to fully exploit the unutilized capacity of our existing satellites.

As a percentage of revenues, EBITDA decreased to 57% for the year ended December 31, 2001 from 59% for the year ended December 31, 2000. Excluding the one-time termination payment, EBITDA as a percentage of revenues improved 3% from 54%. You should not consider EBITDA in isolation as an alternative to financial data determined in accordance with generally accepted accounting principles.

Depreciation and amortization. Our depreciation and amortization expense increased $5.4 million, or 8%, to $75.3 million for the year ended December 31, 2001 from $69.9 million for 2000. This increase was due to the increase in the depreciable assets as a result of the completion of the construction of our satellite operations center in The Hague and our Washington, D.C. mediaport and the full year effect of amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. on March 31, 2000. Effective January 1, 2002, we adopted SFAS No. 142 and, in accordance with the standard stoped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. See the section called "— Recently Issued Accounting Standards".

Interest and other income, net. Net interest income increased $6.5 million, or 260%, to $9.0 million for the year ended December 31, 2001 from net interest income of $2.5 million in 2000. The increase in the overall interest income was primarily due to the investment of unexpended proceeds arising from our initial public offering completed in October 2000 and reimbursement of $1.8 million of KTV project management costs as a part of the arbitration judgement.

Income tax expense (benefit). Our income tax expense increased $1.9 million, or 11%, to $19.4 million for the year ended December 31, 2001, from $17.5 million in 2000. The increase was due primarily to the increase in our taxable income.



Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Our revenues increased by $62.8 million, or 46%, to $198.3 million in the year ended December 31, 2000 from $135.5 million in the year ended December 31, 1999. This increase is attributed to an increase in the fill rate of our station-kept satellite fleet to 63% at December 31, 2000 from a 58% fill rate at December 31, 1999, the success in migrating the inherited inventory of below average price contracts to higher market-based rates, and receipt of an exceptional one-time early termination payment resulting in the net impact of $19.7 million in the third quarter and the subsequent resale of substantially all of this capacity. New agreements were at prices that were considerably higher than our inherited backlog as a result of our market-based pricing strategy as compared to the pricing inherited from INTELSAT, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our new ability to offer value-added services.

Cost of operations. The cost of operations increased $16.0 million, or 52%, to $47.0 million for the year ended December 31, 2000 compared to $31.0 million for the year ended December 31, 1999. As a percentage of revenue, our cost of operations remained relatively in line at 24% for the year ended December 31, 2000 compared to 23% for the year ended December 31, 1999. Excluding the net impact of a one-time exceptional payment to us that was recorded in 2000, cost of operations as a percentage of revenues was 26%. This increase resulted primarily from the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure, integral to the provision of value-added services. Additionally, the increase in our cost of operations resulted from, in part, the back-up monitoring activity associated with the transfer of payload management operations from INTELSAT to our payload operations center in The Hague.

Selling, general and administrative. Our selling, general and administrative expenses increased $14.1 million, or 68%, to $34.8 million in the year ended December 31, 2000 from $20.7 million in the year ended December 31, 1999. As a percentage of revenues, these expenses increased 3% to 18% in the year ended December 31, 2000 from 15% in the same period in 1999. This increase resulted primarily from the continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our inherited satellites and increased costs relating to information systems projects undertaken by third-party contractors at our request. For example, we employed 219 full-time employees as of December 31, 2000 compared to 103 full-time employees as of December 31, 1999.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). Our EBITDA increased by $48.1 million, or 70%, to $116.5 million for the year ended December 31, 2000 from $68.4 million for the same period in 1999. As a percentage of revenues EBITDA increased to 59% for the year ended December 31, 2000 from 50% for the year ended December 31, 1999. The increase in EBITDA is largely attributable to increased revenues in 2000 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate infrastructure required to fully exploit the unutilized capacity of the inherited satellites. Excluding the net impact of a one-time exceptional payment to us that was recorded in 2000, EBITDA increased by $28.4 million, or 42%.

For 1999, we also calculated EBITDA (adjusted) to exclude a one-time charge of $15.5 million arising from the decision to terminate the KTV satellite construction contract. See the section called "— Termination of the KTV Satellite Contract". For the year ended December 31, 2000, EBITDA (adjusted) increased by $32.6 million, or 39%, to $116.5 million from $83.9 million in 1999. EBITDA (adjusted) margin for 1999 was 62%. You should not consider either EBITDA or EBITDA (adjusted) in isolation as an alternative to financial data determined in accordance with generally accepted accounting principles.

Depreciation and amortization. Our depreciation and amortization expense decreased $2.1 million, or 3%, to $69.9 million for the year ended December 31, 2000 from $72.0 million for the same period in 1999. This decrease was due to the extension of the depreciable lives of three satellites effective July 1, 1999, partially offset by an increase in the depreciable assets as a result of the completion of the construction of the payload operations center and the acquisition and refurbishment of a ground station in the United States; however, the decrease is partially offset by amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. Due to our acquisition of New Skies Networks Pty Ltd. on March 31, 2000, we expect to incur an annualized charge relating to the amortization of goodwill of approximately $2.8 million, over a ten-year period. See the section called "— Recently Issued Accounting Standards".

Interest and other income, net. Net interest income increased $2.3 million, to $2.5 million for the year ended December 31, 2000 from net interest income of $0.2 million for the same period in 1999. The increase in the overall interest income was due to the investment of proceeds arising from the initial public offering completed on October 10, 2000, slightly offset by the lower level of financed construction-in-progress and the related level of capitalized interest experienced in 2000 as compared to 1999.

Income tax expense (benefit). Our income tax expense increased $18.7 million, to $17.5 million for the year ended December 31, 2000, from an income tax benefit of $1.2 million in the same period in 1999. The increase was due primarily to the increase in our taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise principally from the need to:

- fund capital expenditures for the construction and launch of new satellites;
- finance acquisitions;
- expand our business organically; and
- fund working capital requirements.

Liquidity

As of December 31, 2001, our principal sources of funds were cash flows from operating activities, the net proceeds from our initial public offering in 2000 and amounts available under a $300 million unsecured revolving credit facility. At December 31, 2001, all of the $300 million facility was available. Net cash



provided by operating activities totaled $130.7 million in 2001, $117.9 million in 2000 and $60.2 million in 1999. We received approximately $256 million in net proceeds from our initial public offering in 2000, and we had cash and cash equivalents of approximately $138 million as of December 31, 2001.

We intend to use our $300 million facility for capital expenditures, acquisitions and general corporate purposes. We currently can borrow up to $300 million under this facility, although this maximum amount will be reduced to $200 million on December 31, 2003 and further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR or EURIBOR and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our EBITDA. The facility also contains customary events of default and financial covenants that relate to our business and regulations that affect us. We have never drawn any amounts under our $300 million credit facility, and amounts outstanding on our previous $100 million credit facility never exceeded $20 million at any time. We repaid outstanding amounts using operating cash flows.

On November 30, 1998, we signed a promissory note payable to INTELSAT for $22.0 million. This note was intended to reimburse INTELSAT for the costs associated with establishing our company. We repaid this loan in full during the fourth quarter of 2000.

As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

As of December 31, 2001, we had approximately $42.0 million of trade receivables outstanding. Approximately 60% of these receivables arose in connection with the contracts reflecting terms and conditions that INTELSAT assigned to us. Pursuant to its policy, INTELSAT sold capacity with credit terms that included making payments quarterly in arrears. The agreements we have entered into ourselves generally require payment monthly in advance.

In September 2001, we received payment of a long-term receivable of $51.5 million which we had recorded on our books in 1999 in connection with the termination of the KTV contract.

Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called "satellite performance incentives". We are contractually obligated to make these payments, representing 2-6% of the overall contract price for our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of construction of these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as these satellite performance incentive payments are made.

We believe that our cash flows from operations, our cash and cash equivalents and funds available under our $300 million credit facility will provide us with sufficient liquidity to meet our current and currently anticipated future financial obligations, committed capital expenditures and other needs through the end of 2002. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

Capital Expenditures and Investments

Cash used in investing activities, representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was primarily funded using cash flow from operations and, to the extent necessary, borrowings under our old $100 million credit facility. These capital expenditures totaled $222.7 million in 2001, $148.9 million in 2000 and $73.1 million in 1999. We signed a contract for a new satellite, NSS-7, with Lockheed Martin in 1999, and we plan to launch NSS-7 in the second quarter of 2002. We signed a contract for another satellite, NSS-6, with Lockheed Martin in 2000 and we plan to launch NSS-6 in the third quarter of 2002. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. We plan to launch NSS-8 in the fourth quarter of 2003.

We currently anticipate that our capital expenditures for 2002 will be approximately $320 to $350 million, to be financed with a combination of the remaining proceeds of our initial public offering in 2000, borrowings under our $300 million facility and operating cash flow. We expect that these expenditures will consist primarily of:

- approximately $300 million with respect to the construction and launch contracts for NSS-7, NSS-6 and NSS-8;
- payments made to acquire and upgrade ground station facilities; and
- costs associated with other expansions of our operations.

As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites reach the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and evaluate strategic opportunities such as joint ventures and acquisitions. We currently plan to have approximately 10 satellites in service by 2009.

The table below summarizes our contractual obligations and commercial commitments as of December 31, 2001.

Contractual Obligations	**Payments Due by Period**				
(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$ –	$ –	$ –	$ –	$ –
Capital Lease Obligations	–	–	–	–	–
Operating Leases	6,505	1,268	1,925	1,023	2,289
Unconditional Purchase Obligations	28,793	11,174	14,346	1,191	2,082
Conditional Purchase Obligations (In-progress satellite procurement programs)	300,034	267,252	32,782	–	–
Conditional Payment Obligations (In-orbit satellite performance incentives)	21,830	4,610	7,840	5,204	4,176
Contingent Conditional Payment Obligations (In-progress satellite performance incentives)	63,942	854	12,068	10,074	40,946
TOTAL	$ 421,104	$ 285,158	$ 68,961	$ 17,492	$ 49,493



Taxation

We are currently in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by INTELSAT. While we have not agreed the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets gave rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately the next twelve years, based on the average lives of our current satellites. Should the tax authorities agree to a higher initial valuation of the assets as of November 30, 1998, then 35% of the difference between that amount and $750 million would be added to this deferred tax asset provided that recovery is more likely than not.

Currency and Exchange Rates

All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

Disclosures About Market Risk

We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our $300 million facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Dutch GAAP Reconciliation Issues

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives must be amortized and that goodwill and intangible assets with indefinite lives shall not be amortized, but, rather, shall be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged to income. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. We will adopt SFAS No. 142 with effect from January 1, 2002 and therefore will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill is currently being amortized at approximately $2.5 million annually and has a net carrying value of approximately $20.5 million as of December 31, 2001. We currently are evaluating the provisions of SFAS No. 142 and have not yet determined the effect that adoption of this standard will have on our consolidated financial position. In future periods we may be required to record an impairment loss based on the provisions of SFAS No. 142, which may significantly influence our result of operations at that time.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. We currently are reviewing the requirements of this new standard and expect that this standard will not have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on our financial position or results of operations.

Several new Dutch accounting guidelines became effective January 1, 2001. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our financial statements.



REPORT OF THE SUPERVISORY BOARD

We are pleased to present the statutory accounts of New Skies Satellites N.V. for the fiscal year ended December 31, 2001, as prepared by the Board of Management, for adoption by shareholders. These accounts, which are included in this annual report, have been audited by Deloitte & Touche, who have rendered an unqualified report on those accounts. The Supervisory Board has adopted these financial statements in accordance with article 28.5 of the Company's Articles of Association. We recommend that the shareholders approve these financial statements at the next Annual General Meeting in accordance with the proposal of the Board of Management. The Company does not propose to declare a dividend for 2001.

The Supervisory Board met five times during 2001. Topics of discussion at these regularly scheduled meetings included the Company's general strategy and business plan, significant capital expenditure initiatives, the Company's financial health, possible strategic alliances and acquisitions, a possible secondary offering of the Company's shares, compensation policies and related matters, the risks associated with the Company and an assessment of the Company's internal controls. The Supervisory Board has three standing committees which generally also hold session at each regularly scheduled meeting of the Supervisory Board. The Audit and Finance Committee supervises the quality of external financial reports as well as compliance with rules and the control of risks. The Audit and Finance Committee also coordinates communication with, and assesses the performance of, the Company's independent accountants. The Management Compensation and Development Committee oversees remuneration issues, including the administration of the Company's stock option plans. The Corporation Governance Committee oversees nominations to the Supervisory Board and Board of Management and the periodic assessment of the size and composition of the boards as well as the performance of the individuals serving on the boards.

The decision-making process in the Supervisory Board is on a collective basis. The Supervisory Board operates in accordance with internal rules and regulations that govern the Supervisory Board's constitution, profile, responsibilities, procedures, co-operation among members and relationship with the Company and shareholders. The rules specify a fixed schedule of Combined Meetings, which serve as the basis for formal contacts between the Supervisory Board and the Board of Management. In addition, regular informal contact is maintained and additional meetings are convened when necessary. The Board of Management also informs the Supervisory Board about the course of the business through quarterly reports and regular informal contact.

In addition, during 2001 the Supervisory Board periodically met in executive session, without Members of the Board of Management present, to discuss its own functioning, its relations with the Board of Management and issues regarding compensation and succession.

At the 2001 Annual General Meeting of shareholders, the shareholders elected Gerd D. Mueller and Don Wear to the Supervisory Board and re-elected the seven members currently serving on the Supervisory Board who had been nominated for re-election.

We are grateful of the commitment and accomplishments of the Board of Management and employees of New Skies Satellites during the past year. Their invaluable contribution is reflected in the success of the Company in 2001.

The Supervisory Board,

T.M. Seddon
S.K. Fung
T. Hashimoto
J.W. Kolb

N. Kroes
G.D. Mueller
L. Ruspantini
C. Séguin
D. Wear



INFORMATION REGARDING THE MEMBERS OF THE SUPERVISORY BOARD

Mr. Seddon, 61 years of age, has served as Chairman of the supervisory board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as chief executive officer of Asia Satellite Telecommunications Company Ltd. from 1988 - 1993. Mr. Seddon is a non-executive director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

Mr. Fung, 55 years of age, has served as a supervisory director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen, a global company in market research, information and analysis. From 1995 to 1999, he was President of NBC Asia and established the Asian operations of NBC, a leading television broadcaster in the U.S.A. From 1997 to 1999, Mr. Fung was also the Chairman of the Cable and Satellite Broadcasting Association of Asia and is still a member of its Council of Governors. From 1987 to 1995, he was the General Manager of TVB International, a leading broadcaster in Hong Kong.

Mr. Hashimoto, 59 years of age, has served as a supervisory director since May 1998, He is a citizen of Japan. Mr. Hashimoto is presently retired. Prior to his retirement, he served a Director of the International Affairs Department of Kokusai Denshin Denwa Co. Ltd. (KDD). He also served as Chairmen of the INTELSAT Board of Governors from 1995 to 1996 in his capacity as Governor for Japan, which he held from 1991 to 1996. From 1994 to 1995, he served a Vice-Chairman of the INTELSAT 2000 Working Party.

Mr. Kolb, 66 years of age, has served as a supervisory director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was vice chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as managing partner of the Chicago office, managing partner of professional services, and chief financial and administrative officer, as well as vice chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, since August 1998.

Mrs. Kroes, 60 years of age, has served as a supervisory director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in The Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in The Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in The Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the boards of the following companies: Port Support International B.V. (Chairman), Ballast Nedam N.V., Koninklijke Nedlloyd N.V., Prologis N.V., Cório N.V. (formerly VIB N.V.), Lucent Technologies B.V. and MM02 (non-executive board). She also is an Advisor to Monitor Company.

Mr. Mueller, 65 years of age, has served as a supervisory director since May 2001. He is a citizen of Germany residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as the Executive Vice President of the Bayer Corporation in which he was a member of the executive committee. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly-owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris College in Pittsburgh and President of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals between the United States and Europe.

Mr. Ruspantini, 62 years of age, has served as a supervisory director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the chief executive officer of Telespazio, a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company's multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the production of Television, Business Television and Radio Services to the company's customers in Italy and abroad.



Mr. Séguin, 52 years of age, has served as a supervisory director since May 1998. He is a citizen of Canada. Mr. Séguin currently serves as President of CDP Private Equity at Caisse de Depot et Placement du Québec. Previously, he served as Executive Vice-President of Teleglobe, Inc. and as a special advisor to the Board of Teleglobe. Prior to that, he served as Executive Vice-President, Finance and Chief Financial Officer of Teleglobe from October 1992 until 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

Mr. Wear, 55 years of age, has served as a supervisory director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Governors of the Banff TV festival and of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United Kingdom. He is also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

Information regarding the Compensation and Stock Ownership of the Supervisory Board

Each of our supervisory directors receives a quarterly fee. Additionally, each supervisory director is paid a stipend in connection with attendance at, and travel to and from, a supervisory board meeting or a supervisory board committee meeting, and reimbursement in connection with other expenses. We currently have no loans outstanding to members of our Supervisory Board.

Several of our supervisory directors own shares in the company. As of 28 February 2002, they own an aggregate of 12,700 New Skies ordinary shares, which represents less than one-hundredth of one percent of the issued and outstanding shares of the company. In addition, in the past shareholders have approved annual stock option grants to the members of our supervisory board. The vesting period for these options is three years and the options have a maximum term of ten years.

Please refer to the notes to the financial statements contained in this Annual Report for further information regarding compensation and stock options of the Supervisory Board.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements have been prepared under management's direction using generally accepted accounting principles and, where appropriate, reflect estimates based on management's best judgment. Management is responsible for the integrity and accuracy of these financial statements.

To provide reasonable assurance that the Company's records accurately reflect the underlying transactions, management maintains a system of internal controls, which includes such safeguards as segregation of responsibilities in organizational arrangements, the selection and training of qualified personnel and the establishment of policies and procedures. The adequacy and effectiveness of these controls has been considered by Deloitte & Touche, the Company's independent auditors in their assessment of auditing procedures for the purpose of expressing an opinion on the Company's financial statements.

The independent auditors have audited the accompanying financial statements, and their report in included therein. The auditors' report expresses an opinion that the financial statements present fairly, in all material respects, the Company's financial position, operating results and cash flows using accounting principles generally accepted in the United States of America.

The Audit Committee of the Supervisory Board, which consists solely of directors who are not employees of the Company, meets regularly with the independent auditors, and representatives of management to establish that all are appropriately discharging their responsibilities. In addition, the independent auditors have direct access to the Audit Committee to discuss the results of their audits, the adequacy of the Company's internal controls and the quality of its financial reporting.

Daniel S. Goldberg,
Chief Executive Officer

Andrew Browne,
Chief Financial Officer



2001 FINANCIAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board of Directors and Shareholders
of New Skies Satellites N.V.:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits such consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 25, 2002 (February 6, 2002 as to Note 12)



NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands of U.S. Dollars, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 138,268	$ 232,898
Trade receivables (including trade receivables from shareholders totaling $25,321 in 2001, and $21,475 in 2000), less: allowance for doubtful accounts of $4,948 for 2001 and $3,091 for 2000, respectively)	41,981	47,016
Prepaid expenses and other assets	9,139	7,343
TOTAL CURRENT ASSETS	189,388	287,257
Communications, plant and other property, net (Note 4)	886,244	685,413
Deferred tax asset (Note 6)	11,441	12,823
Other receivables (Note 4)	–	51,452
Goodwill, net and other assets	22,730	27,672
TOTAL	$ 1,109,803	$ 1,064,617
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 20,350	$ 20,905
Income taxes payable	22,357	5,170
Deferred revenues	8,848	8,586
Satellite performance incentives	4,610	4,372
TOTAL CURRENT LIABILITIES	56,165	39,033
Deferred revenues	3,925	4,388
Satellite performance incentives	12,529	15,639
TOTAL LIABILITIES	72,619	59,060
SHAREHOLDERS' EQUITY (Note 8)		
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	–	–
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	–	–
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 130,570,241 and 130,561,336 issued and outstanding, respectively)	6,026	6,026
Additional paid-in capital	976,168	976,177
Retained earnings	60,664	27,596
Unearned compensation (Note 10)	(352)	(1,347)
Accumulated other comprehensive loss	(5,322)	(2,895)
TOTAL SHAREHOLDERS' EQUITY	1,037,184	1,005,557
TOTAL	$ 1,109,803	$ 1,064,617

See notes to the consolidated financial statements.

NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands of U.S. Dollars, except per share amounts)

	YEAR ENDED DECEMBER 31,		
	2001	**2000**	**1999**
REVENUES			
(Including services to shareholders totaling $101,916 in 2001, $117,999 in 2000 and $105,402 in 1999, see Note 9)	$ 209,028	$ 198,294	$ 135,544
OPERATING EXPENSES:			
Cost of operations (including services received from shareholders totaling $ 12,031 in 2000 and $ 17,495 in 1999)	51,533	47,022	30,963
Selling, general and administrative	38,733	34,765	20,674
Termination of the KTV satellite contract (Note 4)	–	–	15,471
Depreciation and amortization	75,338	69,870	71,965
TOTAL OPERATING EXPENSES	165,604	151,657	139,073
OPERATING INCOME (LOSS)	43,424	46,637	(3,529)
Interest and other income, net	9,008	2,543	169
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	52,432	49,180	(3,360)
Income tax (expense) benefit (Note 6)	(19,364)	(17,506)	1,176
NET INCOME (LOSS)	$ 33,068	$ 31,674	$ (2,184)
NET INCOME (LOSS) PER SHARE (Note 2)			
Basic and diluted	$ 0.25	$ 0.29	$ (0.02)

See notes to consolidated financial statements.



NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2001, 2000 and 1999
(In thousands of U.S. Dollars, except share data)

	Number of Ordinary Shares (in thousands)	Ordinary Shares	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, December 31, 1998	100,000	$ 5,097	$ 715,985	$ –	$ –	$ (1,894)	$ 719,188
Stock options exercised (Note 10)	285	13	2,124	–	–	–	2,137
Unearned stock compensation	–	–	433	(433)	–	–	–
Amortization of unearned stock compensation	–	–	–	20	–	–	20
Net loss	–	–	–	–	–	(2,184)	(2,184)
Balance, December 31, 1999	100,285	5,110	718,542	(413)	–	(4,078)	719,161
Ordinary shares issued	30,276	1,329	254,531	–	–	–	255,860
Adjustment in par value of ordinary shares (Note 8)	–	(413)	413	–	–	–	–
Unearned stock compensation	–	–	2,691	(2,691)	–	–	–
Amortization of unearned stock compensation	–	–	–	1,757	–	–	1,757
Cumulative translation adjustment	–	–	–	–	(2,895)	–	(2,895)
Net Income	–	–	–	–	–	31,674	31,674
Balance, December 31, 2000	130,561	6,026	976,177	(1,347)	(2,895)	27,596	1,005,557
Stock options exercised (Note 10)	9	–	67	–	–	–	67
Stock option forfeiture	–	–	(23)	23	–	–	–
Amortization of unearned stock compensation	–	–	–	972	–	–	972
Cumulative translation adjustment	–	–	–	–	(2,427)	–	(2,427)
Net income	–	–	–	–	–	33,068	33,068
Other	–	–	(53)	–	–	–	(53)
Balance, December 31, 2001	130,570	$ 6,026	$ 976,168	$ (352)	$ (5,322)	$ 60,664	$ 1,037,184

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	YEARS ENDED DECEMBER 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 33,068	$ 31,674	$ (2,184)
Adjustments for non-cash items:			
Depreciation and amortization	75,338	69,870	71,965
Deferred taxes	1,382	4,943	(1,176)
Termination of the KTV satellite contract	–	–	15,471
Amortization of unearned stock compensation	972	1,757	108
Changes in operating assets and liabilities:			
Trade receivables	4,940	(7,932)	(28,059)
Prepaid expenses and other	(1,855)	800	(1,834)
Accounts payable and accrued liabilities	(321)	9,291	4,076
Deferred revenues	(129)	2,288	1,881
Income taxes payable	17,296	5,170	–
NET CASH PROVIDED BY OPERATING ACTIVITIES	130,691	117,861	60,248
Cash flows from investing activities:			
Payments for communication, plant and other property	(274,167)	(118,480)	(73,058)
Reimbursement of KTV construction costs	51,452	–	–
Acquisition of business	–	(30,462)	–
NET CASH USED IN INVESTING ACTIVITIES	(222,715)	(148,942)	(73,058)
Cash flows from financing activities:			
Ordinary shares issued	–	255,860	–
Stock options exercised	67	–	2,137
Proceeds of note payable and short term borrowings	–	20,000	20,000
Repayment of note payable and short term borrowings	–	(42,000)	(20,000)
Satellite performance incentives and other	(2,553)	(3,392)	(2,038)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,486)	230,468	99
EFFECT OF EXCHANGE RATE DIFFERENCES	(120)	(551)	–
NET CHANGE IN CASH AND CASH EQUIVALENTS	(94,630)	198,836	(12,711)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	232,898	34,062	46,773
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 138,268	$ 232,898	$ 34,062

See notes to consolidated financial statements.

Cash payments for interest (net of amounts capitalized) were $0.9 million in 2000 and $0.3 million in 1999. Income taxes paid amounted to $0.8 million in 2001.



Notes to Consolidated Financial Statements
Years ended December 31, 2001, 2000 and 1999

1. Basis of Presentation

Business Description – New Skies Satellites N.V. (the "Company") is an independent, global satellite communications company. The Company owns and operates five satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, internet and corporate business network market sectors. Three additional satellites, NSS–6, NSS–7 and NSS–8, are currently under construction, with projected launch dates in the second quarter of 2002 (NSS–7), third quarter of 2002 (NSS–6) and fourth quarter of 2003 (NSS–8).

Formation and Asset Transfer – The Company was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization ("INTELSAT") for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The Company and INTELSAT then entered into a subscription agreement (the "Subscription Agreement"). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the Company's shares and in exchange, the Company received certain assets including the five in–orbit satellites referred to above and assumed certain liabilities (the "Asset Transfer"). Immediately after the Asset Transfer, INTELSAT distributed 90 percent of its shares in the Company to its investment shareholders. Following distribution of these shares, INTELSAT held 10 percent of the stock through a passive, non–voting trust and no longer controlled the Company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders.

At the Asset Transfer, the Company and INTELSAT also entered into various other agreements including a space segment capacity, a satellite communications services and a transition services agreement. For the years ended December 31, 2001, 2000 and 1999, $4.1 million, $12.0 million and $17.5 million, respectively, of operating expenses were incurred under the terms of these agreements.

INTELSAT also leased from the Company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the years ended December 31, 2001, 2000 and 1999, approximately 9%, 15% and 30%, respectively, of the Company's revenues were derived from these lease agreements. On January 16, 2002 INTELSAT assigned all of these remaining lease agreements to the Company.

2. Summary of Significant Accounting Policies

Functional Currency – The Company's revenues, capital expenditures and substantially all operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into U.S. dollars using rates that are in effect at the transaction date.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity.

Use of Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Telecommunications revenue results from utilization charges that are recognized as revenue on a straight–line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to transponder lease prepayment options. These amounts are recorded as revenues on a straight–line basis over the respective lease terms.

Cash and Cash Equivalents – The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

Communications, Plant and Other Property – Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.4 million, $2.7 million and $3.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight–line basis over the following estimated useful lives (see Note 4):

	Years
Spacecraft & launch costs	7–13
Communication support and other	3–7
Building	30

Goodwill – The excess of the purchase price over the fair market value of net assets acquired is amortized on a straight–line basis over a period of 10 years. See *"Recently Issued Accounting Standards".*

Unsuccessful Launches and Satellite Failures – In the event of an unsuccessful launch or total in–orbit satellite failure all unamortized costs that are not recoverable under launch or in–orbit insurance are recorded as an operating expense.

Impairment of Long–lived Assets – The Company periodically reviews its long–lived assets, which are comprised primarily of its in–service satellite fleet, to determine whether an impairment exists. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

Satellite Performance Incentives – The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

Income Taxes – The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry–forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

Net Income (Loss) Per Share – Basic net income per share is computed by dividing net income by the weighted average ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under the Company's stock option plans were exercised.



A summary of the weighted average number of shares and ordinary equivalent shares follows:

Years ended December 31
(Amounts in thousands)

	2001	2000	1999
Basic weighted average shares outstanding	130,569	107,407	100,000
Weighted average ordinary equivalent shares	141	691	482
Diluted weighted average shares outstanding	130,710	108,098	100,482

The difference in the weighted average number of shares outstanding and the diluted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2001, 2000 and 1999.

Stock Compensation – Statement of Financial Accounting Standards No. 123, *Accounting for Stock–Based Compensation,* encourages but does not require companies to record compensation cost for stock–based employee compensation plans at fair value. The Company has chosen to continue to account for stock–based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations and has adopted the disclosure–only provisions of SFAS No. 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 10.

Fair Value of Financial Instruments – The Company's financial instruments consist of accounts receivable, accounts payable and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

Comprehensive Income – Comprehensive income includes net income and several other items that were recognized directly in equity. As a result of translation losses of $2.4 million and $2.9 million for the years ended December 31, 2001 and 2000, respectively, comprehensive income is equal to $30.6 million and $28.8 million, respectively.

For the year ended December 31, 1999 net loss is equal to comprehensive income as no other items of comprehensive income were recorded in the Company's financial statements for the period then ended.

Recently Issued Accounting Standards – In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives must be amortized and that goodwill and intangible assets with indefinite lives shall not be amortized, but, rather, shall be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged to income. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. The Company will adopt SFAS No. 142 on January 1, 2002 and, at that time, will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill is currently being amortized at approximately $2.5 million annually and will have a net carrying value of approximately $20.5 million as of December 31, 2001. The Company currently is evaluating the provisions of SFAS No. 142 and has not yet determined the effect that adoption of this standard will have on consolidated financial position.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. The Company is currently reviewing the requirements of this new standard and expects that this standard will not have a material impact on financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on our financial position or results of operations.

Presentation – Certain amounts reported in 2000 and 1999 have been reclassified to conform to the 2001 financial statement presentation.

3. Acquisition of a Business

On March 31, 2000, the Company acquired all of the outstanding shares of New Skies Networks Pty Limited (formerly AAPT Sat-Tel Pty Limited) for cash consideration of AUD $49.75 million ($30.5 million). New Skies Networks is a system integrator and network service provider, operating six teleports in major Australian cities and providing internet access services as well as tracking, telemetry and control services to satellite operators. The acquisition was accounted for as a purchase business combination. The acquired assets and liabilities were valued at fair market value on the date of acquisition. The resulting goodwill amount was $27.6 million, and is being amortized over a period of 10 years. The results of New Skies Networks operations have been included with those of the Company from March 31, 2000, the date of acquisition.

The unaudited consolidated results of operations on a pro forma basis as though New Skies Networks had been acquired as of the beginning of 1999 are as follows:

	2000	1999
Revenues	$ 203,176,000	$150,070,000
Net income (loss)	31,107,000	(5,291,000)
Earnings (loss) per share – basic and diluted	0.29	(0.05)

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the New Skies Networks acquisition been consummated as of the beginning of 1999, nor are they necessarily indicative of future operating results.

4. Communications, Plant and Other Property

Communications, plant and other property consisted of the following (in thousands of U.S. dollars):

	December 31,	
	2001	2000
Spacecraft & launch costs	$ 884,259	$ 884,259
Construction in progress	447,816	212,333
Communication support and other	59,657	26,992
Buildings	12,330	7,054
	1,404,062	1,130,638
Less: accumulated depreciation	517,818	445,225
Total	$ 886,244	$ 685,413

Construction-in-progress relates primarily to satellites under construction and related launch services. Effective July 1,1999, the Company adopted new depreciable lives for three in-orbit satellites. The Company's previous policy was to apply depreciable lives that ranged from 7-11 years. The depreciable



lives of these satellites were extended by 2–3 years. The change in estimate was the result of a study that indicated that these satellites will generate revenues for periods longer than their original depreciable life. The extended lives reduced depreciation expense for the year ended December 31, 1999 by $8.0 million ($5.2 million after–tax or $0.05 per diluted share).

During 1999, the Company terminated a contract for the construction of the KTV satellite and recorded as other receivables $51.5 million relating to amounts paid for its construction. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. Previously capitalized interest and program management costs on this satellite program, totaling $15.5 million, were charged to income during 1999. The launch vehicle for the KTV is considered to have future value as it will be used for the NSS–7 launch. The launch vehicle is recorded in construction in progress, totaling approximately $113.7 million at December 31, 2001.

5. Contractual Commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2001, the Company had contracts for the construction, development and launch of three additional satellites, NSS–6, NSS–7 and NSS–8, requiring future committed payments totaling $267.3 million and $32.8 million, for the years ending December 31, 2002 and 2003, respectively. Additional commitments on these satellite programs ("satellite incentives") totaling $63.9 million will fall due over the respective design lives of these satellites only to the extent that they continue to operate successfully throughout this time.

The Company has recorded a liability of $17.1 million at December 31, 2001 representing the present value, at a weighted average discount rate of 7.1%, of the remaining satellite incentive payments on the satellites which were in service at December 31, 2001 of $4.6 million, $3.9 million, $3.9 million, $3.5 million, $1.7 million and $4.2 million for payments to be made in the years ending December 31, 2002, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively.

Commitments as of December 31, 2001 for future payments under operating leases primarily relating to telecommunication infrastructure and office facilities are as follows (in thousands of U.S. dollars):

2002	$ 12,442
2003	9,035
2004	7,236
2005	1,109
2006	1,105
2007 and thereafter	4,371
Total commitments	$ 35,298

6. Income Taxes

The Company is currently in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer.

The Company's provision (benefit) for income taxes consists of the following (in thousands of U.S. dollars):

	2001	2000	1999
Current Domestic	$ 16,032	$ 12,444	$ –
Current Foreign	1,950	119	–
Deferred Domestic	1,382	4,943	(1,176)
Total income tax provision (benefit)	$ 19,364	$ 17,506	$ (1,176)

The income tax provision (benefit) is computed in the financial statements at 36.9 % and 35.6% for the years ended December 31, 2001 and 2000, as compared with the Netherlands statutory rate of 35%. The Company's provision for income taxes differs from the statutory rate by 1.9% and 0.6% for 2001 and 2000, respectively, due to the permanent differences arising from certain non–deductible amounts. In the year ended December 31, 1999, there was no difference between the Netherlands statutory tax rate of 35% and the total provision for income taxes.

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred income tax assets as of December 31, 2001 and 2000, consist of the tax effect of the difference in the tax and book basis of communications, plant & other property.

7. Financing Arrangements

Available Credit Facility – In August 2000, the Company negotiated an unsecured credit facility that provides up to $300 million in available credit through December 31, 2004. Borrowings under the facility will bear interest at an adjustable rate, which as of December 31, 2001 would have been 2.9%.
A commitment fee of 0.225% is paid on the unused revolving credit amount. There were no amounts outstanding under this facility at December 31, 2001.

8. Change in Share Capital

On June 28, 2000, the Shareholders of the company approved a ten–for–one ordinary share split and a change in the currency denomination and par value of the Company's Ordinary Shares, from NLG 1.00 to €0.05. The stock split has been given retroactive recognition in all periods presented in the accompanying financial statements. In addition, the Shareholders approved the increase in the number of authorized ordinary shares to 204,777,000 with a par value of €0.05. As a result of this change, $413,000 originally classified as ordinary shares was reclassified as additional paid–in capital.

In addition, on June 28, 2000, the Shareholders authorized the issuance of one class of preferred financing shares, par value €0.05 per share, with a total authorized amount of 22,753,000 shares. No shares of preferred stock have been issued.

The Shareholders also authorized on June 28, 2000 the issuance of up to 227,530,000 governance preference shares at a par value of €0.05 per share. The Shareholders also approved in the Shareholders Meeting on the same date an option to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.

9. Significant Customers

Certain shareholders are the principal customers of the Company. The shareholders accounted for approximately 49%, 60%, and 78% of total telecommunications revenue for years ended December 31, 2001, 2000 and 1999, respectively.

The Company has one customer in 2001 representing more than 10% of revenues. This significant customer represented 15%, 15% and 18% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000, the Company had a second significant customer representing more than 10% of revenues which accounted for 13% and 9%, respectively, of total revenues for 2000 and 1999, respectively. The Company has no other unusual credit risks or concentrations.

Our 2000 revenues include the positive impact of $19.7 million resulting from an exceptional one–time contract termination payment by one customer.

10. Retirement and Incentive Plans

Defined Contribution Plan – The Company has defined contribution plans for substantially all Company employees. The Company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1,079,000, $733,000 and $381,000 for the years ended December 31, 2001, 2000 and 1999, respectively.



Executive Incentive Plan – In 1998, the Company executed a long-term incentive plan (the "Executive Plan") with the chief executive officer. Under the Executive Plan, the individual was entitled to receive ordinary shares of the Company if an initial public offering ("IPO") of the Company's stock or a private transaction involving no less than 20% of the common shares of the Company (collectively, the "Equity Transaction") was completed prior to August 1, 2002. The number of shares awarded under the Executive Plan was to be dependent upon the fair market value of the Company on the date of the Equity Transaction. On October 10, 2000, the Company successfully completed its IPO and the individual was granted 155,556 ordinary shares valued at $9.00 per ordinary share. Under the terms of the Executive Plan, the Company also paid an additional $0.9 million relating to the tax liability due on this award. One third of the awarded shares vested on the date of the Equity Transaction and the remaining shares vested in two equal installments ending on December 31, 2001, as amended in August, 2000.

The total compensation awarded in relation to the Executive Plan is $2.3 million. The Company recognized $1,069,000, $1,124,000 and $88,000 of compensation expense for the years ended December 31, 2001, 2000 and 1999, respectively, under the Executive Plan.

Stock Option Plans – The Supervisory Board of Directors has adopted the 1999 Stock Option Plan as amended ("Stock Plan") effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 5% of the issued common stock of the Company unless the Board amends the Stock Plan. As of December 31, 2001, the total number of shares authorized under the Stock Plan totaled 6,528,512, of which 1,330,425 are available for grant. The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the Company's IPO. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in 3 equal annual installments.

The Supervisory Board has also approved the Stock Option Plan for the Supervisory Board, as amended (the "Directors Plan"). The terms of the Directors Plan are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal installments annually from the date of grant. At December 31, 1999, options to acquire 227,930 common shares were granted under the Directors Plan and were approved by the shareholders at the annual meeting on June 28, 2000. Substantially all of the shares that were awarded were for prior service on the Supervisory Board. As such, these awards vest as if they had been issued during 1998 and 1999. At the annual general meeting of shareholders on May 17, 2001 the shareholders approved a further grant of 89,659 shares to members of the Supervisory Board.

The following table presents a summary of the Company's share option activity and related information for the years ended December 31, 2001, 2000 and 1999:

	Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 1999	–	–
Granted	2,639,030	$ 7.50
Exercised	(284,880)	7.50
Forfeited	(62,860)	7.50
Outstanding, December 31, 1999	2,291,290	7.50
Granted	1,373,400	10.03
Exercised	–	–
Forfeited	(123,650)	8.40
Outstanding, December 31, 2000	3,541,040	8.45
Granted	1,534,849	9.02
Exercised	(8,905)	7.50
Forfeited	(162,682)	9.14
Outstanding, December 31, 2001	4,904,302	$ 8.61

Due to income tax considerations, certain employees have elected a structure under which they may immediately exercise their options, but must comply with certain resale restrictions, which are eliminated in 3 equal installments. During the year ended December 31, 1999, 284,880 common shares were issued with these restrictions. No such elections were made in the years ended December 31, 2001 and 2000.

Additional information regarding options outstanding at December 31, 2001 is as follows:

Options Outstanding			
Range of Exercise Prices per share	**Number Outstanding**	**Weighted Average Remaining Contractual Life (years)**	**Number Exercisable**
$ 7.10 - $ 8.00	2,470,219	7.3	1,745,288
$ 8.01 - $ 9.00	7,000	8.8	2,310
$ 9.01 - $10.00	1,721,090	8.9	114,576
$10.01 - $11.00	705,993	8.2	232,978

The Company records compensation related to stock options using the intrinsic value method prescribed by APB No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Certain options awarded during 1999 and 2000 were considered to be granted below fair market value according to an independent valuation report prepared by KPMG Corporate Finance and received subsequent to the granting of these options. Prior to the receipt of this report, an earlier independent valuation report had been used to determine the exercise price of options granted. In addition, certain other option awards required shareholder ratification by which time the market value of the shares had changed. The difference in value at the grant date for such option awards and the subsequent determined market value was required to be accounted for as compensation. As of December 31, 2001 and 2000, approximately $352,000 and $871,000, respectively, of such compensation is considered unearned and will be amortized over the remaining vesting period of the related options. The amount of unearned compensation amortized to income in 2001, 2000 and 1999, under the Stock Option Plans, was approximately $473,000, $944,000 and $20,000, respectively.

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 123 defines a fair value method of accounting for stock-based compensation awards to employees and non-employees. SFAS No. 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, which greatly affect the calculated values.

The fair value of the stock option grants has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected life	5 years	5 years	5 years
Interest rate	4.5%	5.75%	5.5%
Volatility	30%	25%	0%
Assumed forfeitures	10%	10%	10%

The weighted average fair value of stock options granted during 2001, 2000 and 1999 was $3.14, $4.22 and $2.01, respectively.



Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, the Company's pro forma net income (loss) and net income (loss) per share would have been as follows:

	2001	2000	1999
NET INCOME (LOSS):			
As reported	$ 33,068,000	$ 31,674,000	$(2,184,000)
Pro forma	28,371,000	29,236,000	(3,048,000)
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE:			
As reported	$ 0.25	$ 0.29	$ (0.02)
Pro forma	0.22	0.27	(0.03)

The pro forma compensation expense may not be representative of pro forma compensation expense that would be incurred in future years.

11. Business Segments and Geographic Information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of revenues, based on the billing addresses of customers, for the years ended December 31 is as follows (in thousands of U.S. dollars):

	2001	2000	1999
North America	$ 87,828	$ 73,181	$ 38,036
Europe	44,000	57,871	44,282
Asia Pacific	29,455	25,205	14,898
Latin America	26,070	27,827	22,660
Middle East and Africa	21,675	14,210	15,668
TOTAL	$ 209,028	$ 198,294	$ 135,544

12. Subsequent Event

On February 6, 2002, the Supervisory Board amended the Company's Stock Option Plan to allow the maximum number of shares under the Plan to be increased from 5% of the issued ordinary shares of the Company to 13,057,024 ordinary shares, reflecting 10% of the issued ordinary shares as of the date of the amendment. As of February 6, 2002, 5,729,674 shares were available for grant.

INTRODUCTION TO STATUTORY FINANCIAL STATEMENTS

In accordance with the requirements of Part 9, Book 2 of the Netherlands Civil Code, the company financial statements consist of the Statutory Financial Statements and the Consolidated Financial Statements (as presented in pages 33 through 52). In this section, both the Statutory Financial Statements and the additional footnote disclosures that are required for the Consolidated Financial Statements by Part 9, Book 2 of the Netherlands Civil Code, are included. These additional footnote disclosures relate to:

- movements in communications, plant & other property
- movements in, and a listing of, our investments in subsidiaries
- personnel and remuneration information
- significant provisions from our Articles of Association

The Statutory Financial Statements should be read in conjunction with the *Notes to the Consolidated Financial Statements,* however, it should be noted that certain information reflected therein should not be read in conjunction with the Statutory Financial Statements because it reflects information on a consolidated basis. The information that is not applicable is as follows:

- "Note 5. Contractual Commitments"
- "Note 6. Income Taxes"
- "Note 9. Significant Customers"
- "Defined Contribution Plan" section and Statement of Financial Accounting Standards No.123, *Accounting for Stock-Based Compensation* disclosure within the section "Stock Option Plans" in "Note 10. Retirement and Incentive Plans"
- "Note 11. Business Segments and Geographic Information"



NEW SKIES SATELLITES N.V.

Company Balance Sheets
(In thousands of U.S. Dollars, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 136,071	$ 228,748
Trade receivables	40,678	45,747
Prepaid expenses and other assets	7,331	6,539
Amounts due from subsidiaries	22,099	12,600
TOTAL CURRENT ASSETS	206,179	293,634
Communications, plant and other property, net (Note 2)	855,583	670,749
Deferred tax asset	11,330	12,643
Other receivables	–	51,452
Investment in subsidiaries (Note 3)	26,378	26,322
Other assets	1,593	2,009
TOTAL	$ 1,101,063	$ 1,056,809
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 14,369	$ 14,432
Income taxes payable	20,465	4,841
Deferred revenues	7,980	7,580
Satellite performance incentives	4,610	4,372
TOTAL CURRENT LIABILITIES	47,424	31,225
Deferred revenues	3,926	4,388
Satellite performance incentives	12,529	15,639
TOTAL LIABILITIES	63,879	51,252
SHAREHOLDERS' EQUITY		
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	–	–
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	–	–
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 130,570,241 and 130,561,336 issued and outstanding, respectively)	6,026	6,026
Additional paid-in capital	976,168	976,177
Retained earnings	60,664	27,596
Unearned compensation	(352)	(1,347)
Accumulated other comprehensive loss	(5,322)	(2,895)
TOTAL SHAREHOLDERS' EQUITY	1,037,184	1,005,557
TOTAL	$ 1,101,063	$ 1,056,809

See notes to the statutory financial statements.

NEW SKIES SATELLITES N.V.

Company Statement of Operations
(In thousands of U.S. Dollars)

	Year ended December 31, 2001	Year ended December 31, 2000
REVENUES	$ 201,945	$ 186,086
OPERATING EXPENSES:		
Cost of operations	58,688	46,096
Selling, general and administrative	35,190	25,368
Depreciation	69,478	66,055
TOTAL OPERATING EXPENSES	163,356	137,519
OPERATING INCOME	38,589	48,567
Interest and other income, net	8,933	2,389
INCOME BEFORE INCOME TAX EXPENSE	47,522	50,956
Income tax expense (Note 5)	(16,937)	(17,387)
Equity in income (loss) of subsidiaries	2,483	(1,895)
NET INCOME	$ 33,068	$ 31,674

See notes to the statutory financial statements.



Notes to Statutory Financial Statements
Years ended December 31, 2001 and 2000

1. Summary of Significant Accounting Policies

Significant Accounting Policies – The accounting policies used in the preparation of the Company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements. Please refer to the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policies for the Company Financial Statements are described below.

Presentation of Amounts – The accompanying financial statements include the accounts of New Skies Satellites N.V. The Company follows accounting policies that conform with those generally accepted in the United States of America ("U.S. GAAP"). The Company believes that its application of U.S. GAAP is in accordance with accounting principles generally accepted in the Netherlands and that these financial statements are in accordance with the legal requirements for the financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Investments in Subsidiaries – Investments in subsidiaries are valued using the equity method of accounting.

2. Changes in Communications, Plant and Other Property

Changes in Communications, Plant and Other Property assets for New Skies Satellites N.V. on a stand alone and consolidated basis were as follows:

New Skies Satellites N.V. *(in thousands of U.S. dollars)*	**2001**
Balance, January 1, 2001	$ 670,749
Additions	254,312
Disposals	–
Depreciation	(69,478)
Balance, December 31, 2001	$ 855,583

New Skies Satellites N.V. and subsidiaries *(in thousands of U.S. dollars)*	**2001**
Balance, January 1, 2001	$ 685,413
Additions	273,424
Disposals	–
Depreciation	(72,593)
Balance, December 31, 2001	$ 886,244

3. Investment in Subsidiaries

(in thousands of U.S. dollars)	2001
Balance, January 1, 2001	$ 26,322
Equity in earnings of subsidiaries	2,483
	28,805
Cumulative translation adjustment	(2,427)
BALANCE, DECEMBER 31, 2001	$ 26,378

4. Contractual Commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2001, the Company had contracts for the construction, development and launch of three additional satellites, NSS–6, NSS–7 and NSS–8 requiring future committed payments totaling $267.3 million and $32.8 million, for the years ending December 31, 2002 and 2003, respectively. Additional commitments on these satellite programs ("satellite incentives") totaling $63.9 million will fall due over the respective design lives of these satellites only to the extent that they continue to operate successfully throughout this time.

The Company has recorded a liability of $17.1 million at December 31, 2001 representing the present value, at a weighted average discount rate of 7.1%, of the remaining satellite incentive payments on the satellites which were in service at December 31, 2001 of $4.6 million, $3.9 million, $3.9 million, $3.5 million,
$1.7 million and $4.2 million for payments to be made in the years ending December 31, 2002, 2003, 2004, 2005, 2006, and 2007 and thereafter, respectively.

Future additional commitments as of December 31, 2001 for operating leases primarily relating to telecommunication infrastructure are as follows (*in thousands of U.S. dollars*):

2002	$ 2,597
2003	1,373
2004	595
2005	595
2006	595
2007 and thereafter	2,083
Total commitments	$ 7,838

5. Income Tax

New Skies Satellites consolidated provision for income taxes consists of the following (*in thousands of U.S. dollars*):

	2001	2000
Income tax provision – Holding Company	$ 16,937	$ 17,387
Income tax provision – Subsidiaries	2,427	119
Income tax provision – Consolidated	$ 19,364	$ 17,506



6. Personnel and Remuneration

The remuneration of the Supervisory Board of Directors was $0.5 million for each years ended December 31, 2001 and 2000. The remuneration of the Management Board, including pension costs was $4.6 million and $4.4 million for the years ended December 31, 2001 and 2000, respectively.

Personnel expenses can be summarized as follows (*in thousands of U.S. dollars*):

	2001	2000
Wages and salaries	$ 18,608	$ 16,753
Social securities	574	545
Pension costs	754	491
Total	$ 19,936	$ 17,789

The average number of employees during 2001 and 2000 were 253 and 195, respectively, and the total number of personnel employed per sector were:

	As of December 31, 2001	2000
Engineering and Operations	120	96
Sales and Marketing	75	59
Other	66	64
Total	261	219

At December 31, 2001 and 2000, 140 and 122 personnel were employed in the Netherlands, respectively.

7. Business Segments and Geographic Information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of our revenues, based on the billing addresses of our customers, for the years ended December 31, 2001 and 2000 is as follows (*in thousands of U.S. dollars*):

	Year ended December 31, 2001	2000
North America	$ 87,828	$ 73,181
Latin America	26,071	27,827
Europe	44,000	57,871
Asia Pacific	22,510	14,651
Middle East and Africa	21,537	12,556
Total	$ 201,946	$ 186,086

8. List of Significant Subsidiaries

The significant subsidiaries as of December 31, 2001 are:

Name	Location	% ownership
New Skies Networks, Inc.	Manassas, VA., U.S.A.	100%
New Skies Satellites, Inc.	Washington, D.C., U.S.A.	100%
New Skies Networks Pty Ltd.	Sydney, NSW, Australia	100%
New Skies Satellites (UK) Ltd.	London, United Kingdom	100%
New Skies Satellites MAR B.V.	The Hague, The Netherlands	100%
New Skies Satellites Kazakhstan B.V.	The Hague, The Netherlands	100%
New Skies Satellites Singapore B.V.	The Hague, The Netherlands	100%
New Skies Satellites India B.V.	The Hague, The Netherlands	100%
New Skies Satellites Brazil Ltda.	São Paulo, Brazil	100%



ADDITIONAL INFORMATION

The following three paragraphs contain a brief summary of certain provisions of the Articles of Association of New Skies Satellites N.V. (the "Company").

Appropriation and Determination of Profits

According to the Articles of Association, dividends are payable out of profits shown in the annual accounts, as signed by the members of the Board of Management and the Supervisory Board and adopted by the General Meeting of Shareholders. Profits that are not reserved may be distributed to shareholders pursuant to a shareholder's resolution, provided that the distribution does not reduce shareholders' equity below the statutory legal minimum, which is the sum of paid and called-up capital and reserve that must be retained on the basis of the law and the Articles of Association. Any dividends and distributions that are not claimed within five years after they are payable become the property of the Company. In addition, with the prior approval of the Supervisory Board, the Board of Management may:

- Decide that all or part of the profit should be reserved and not be made available for distribution to shareholders.
- Declare interim dividends from the distributable profits of the Company from any financial year before the annual General Meeting of the Shareholders for such year, provided that the level of equity allows for this.
- Pay declared dividends from the Company's existing share premium and freely distributable reserves.
- The Articles of Association require that the financing preference shares and governance preference shares must be paid their dividends, if any, before any dividend can be paid to holders of ordinary shares.

Proposed Apportionment of Profit for 2001

The Management Board proposed and the Supervisory Board has determined to add the Company's net income for 2001 to the accummulated earnings.

Voting Rights

Each ordinary share of the Company entitles the holder to one vote at the Annual General Meeting of Shareholders on each matter presented to shareholders for a vote. All shareholder resolutions shall be adopted with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association.

Adoption of the Annual Accounts

The annual accounts shall be signed by all members of the Board of Management and the Supervisory Board. Upon signing, the annual accounts will be submitted to the General Meeting of Shareholders for adoption. Prior to the annual accounts being adopted by the General Meeting of Shareholders, an auditor must express an opinion thereon and issue a statement in respect thereof. As provided by the Company's Articles of Association, adoption of the annual accounts by the shareholders discharges the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.



INDEPENDENT AUDITORS' REPORT

To the Supervisory Board of Directors and Shareholders:

Introduction

We have audited the financial statements of New Skies Satellites N.V., The Hague, The Netherlands for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements of New Skies Satellites N.V. give a true and fair view of the financial position of the Company as of December 31, 2001 and of the result for the period then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 25, 2002 (February 6, 2002 as to Note 12)

New Skies Satellites N.V. Offices

HEAD OFFICE THE HAGUE
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

P.O. Box 82197
2508 ED The Hague
Tel: +31 70 306 4100
Fax: +31 70 306 4101

LONDON
86 Jermyn Street
United Kingdom SW1Y 6JD
Tel: +44 207 389 8300
Fax: +44 207 389 8301

WASHINGTON D.C.
2001 L Street, Suite 800
Washington D.C., 20036
USA
Tel: +1 202 478 7100
Fax: +1 202 478 7101

VIRGINIA
Manassas Office
8031 Piney Branch Lane
Bristow, VA 20136
Tel: +1 703 330 5727
Fax: +1 703 330 4934

SINGAPORE
#31-05 Centennial Tower
3 Temasek Avenue
Singapore, 039190
Tel: +65 6238 04 00
Fax: +65 6238 11 41

SYDNEY
Level 26, 201 Kent Street
Sydney NSW 2000
Australia
Tel: +61 2 90 09 88 88
Fax: +61 2 90 09 88 99

SÃO PAULO
Av. Nacoes Unidas 12551
04548 - 903 São Paulo, SP
Brazil
Tel: +55 11 34 43 74 52
Fax: +55 11 34 43 74 74

NEW DELHI
R-138, First Floor
Great Kailash-1
New Delhi
110048
India
Tel: +91 11 16 44 35 56/7
Fax: +91 11 16 44 35 58

CONCEPT AND REALIZATION
The Abelson Co. New York | London

PRINTING BY
PlantijnCasparie Hilversum





Exhibit 2

REGISTERED WITH THE CHAMBER OF COMMERCE AND INDUSTRY FOR
HAAGLANDEN, THE NETHERLANDS, UNDER NO. 33302535

NOTICE AND MEETING AGENDA

NEW SKIES SATELLITES N.V.
2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 16, 2002

The Annual General Meeting of Shareholders (the "Annual General Meeting") of New Skies Satellites N.V. ("New Skies") will be held on Thursday, May 16, 2002 at the Kurhaus Hotel, Gevers Deynootplein 30, 2586 CK The Hague, The Netherlands, and will begin at 10:30 a.m. The Agenda for the Annual General Meeting is as follows:

I. Opening of the meeting.

II. Report of the Board of Management on the course of business of New Skies and its management from January 1, 2001 to December 31, 2001 and on the statutory 2001 accounts.

III. a. Proposal to adopt the statutory 2001 accounts.

b. Proposal to approve the management performed by the Board of Management and the supervision performed by the Supervisory Board during the statutory year January 1, 2001 – December 31, 2001, including discharge from liability in respect of their respective duties during this period.

IV. Proposal to appoint Deloitte & Touche as the registered accountants of New Skies for one year.

V. Proposal to appoint nine members of the Supervisory Board.

VI. Proposal to approve the compensation of the members of the Supervisory Board.

VII. Proposal to designate the Board of Management for a period of 5 years (until May 16, 2007) as the corporate body authorized both to issue shares and to limit or exclude preemptive rights as to any shares that the Board of Management has been authorized to issue.

VIII. Proposal to authorize the Board of Management to acquire shares of New Skies' share capital for a period of 18 months (until November 16, 2003).

IX. Questions.

X. Closing of the meeting.

* * * * * *

The Annual General Meeting will be conducted in the English language. Translation to and from the Dutch language will be provided if requested by a shareholder by May 10, 2002.

The Agenda, the Proxy Statement, copies of the statutory 2001 accounts, the reports of the Supervisory Board and the Board of Management, and the list of nominees for appointment to the Supervisory Board can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. Copies of these documents will be forwarded free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

New Skies has selected April 11, 2002 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies' Articles of Association, however, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.

Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of the New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The shareholder's financial institution (admitted to NECIGEF) must ensure that the shareholder will receive such statement no later than May 6, 2002. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution's collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution's collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies by May 10, 2002, which is not earlier than the seventh day prior to the Annual General Meeting. New Skies has been advised that, for reasons of efficiency, the shareholder's financial institution (admitted to NEGICEF) must ensure that the shareholder will receive the statement referred to in the preceding sentences no later than May 6, 2002.

(This Notice and Meeting Agenda, along with the enclosed Proxy Statement, was first made available to shareholders on April 8, 2002).

NEWskies SATELLITES

PROXY STATEMENT

NEW SKIES SATELLITES N.V.
2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 16, 2002

INTRODUCTION

This Proxy Statement and the accompanying Notice and Meeting Agenda are being mailed to shareholders of New Skies Satellites N.V. ("New Skies") on or about April 8, 2002, in connection with the solicitation by New Skies of proxies for use at the Annual General Meeting of Shareholders of New Skies (the "Annual General Meeting") to be held on May 16, 2002 at the Kurhaus Hotel, Gevers Deynootplein 30, 2586 CK The Hague, The Netherlands, beginning at 10:30 a.m.

New Skies' 2001 Annual Report to Shareholders (the "Annual Report"), containing New Skies' audited consolidated financial statements (statutory accounts) for the year ended December 31, 2001, was made available to shareholders on or about April 8, 2002.

In accordance with the Articles of Association of New Skies and Dutch law, copies of the statutory 2001 accounts, the reports of the Supervisory Board and the Board of Management, and the list of nominees for appointment to the Supervisory Board can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands. Copies of these documents will be provided free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

All items set forth in the Agenda, including the proposals to be considered by the shareholders, were proposed by the Board of Management and approved by the Supervisory Board, except as otherwise required by New Skies' Articles of Association or set forth in this Proxy Statement.

As of March 31, 2002, there were 130,570,241 ordinary shares issued and outstanding. A shareholder may cast one vote per share at the Annual General Meeting. No quorum requirement applies at the Annual General Meeting. Proposals made by the Board of Management or the Supervisory Board shall be validly adopted if approved by an absolute majority of the votes cast at the Annual General Meeting; *provided* that, with respect to Item VII only, if less than 50% of the issued share capital is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve the delegation of the authority to waive pre-emptive rights.

Shareholders cannot vote at the Annual General Meeting unless the shareholder is present in person or is represented by a properly designated representative or by a properly executed written proxy. The method by which a shareholder can vote depends on the form in which the shareholder holds its interest in New Skies: registered shares, bearer shares or American Depositary Shares. The procedures for participation by each type of shareholder are described in this Proxy Statement.

New Skies is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended. New Skies shall bear the cost of soliciting proxies for the Annual General Meeting, including expenses incurred in connection with preparing and mailing the proxy solicitation materials.

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PROCEDURES FOR VOTING

The procedures for voting depend on two criteria – how you hold your shares and your personal preference. In the bullet points below, we outline the alternatives available to investors depending on how they hold their shares: either in registered form (directly from New Skies), bearer form (over Euronext Amsterdam) or ADS form (over the New York Stock Exchange). The sections that follow these bullet points present the same information reorganized from the perspective of personal preference: either voting by proxy, attending the meeting and voting in person, or appointing someone else to attend the meeting and vote your shares for you. Given that there are many different ways to vote your shares and in order to promote the orderly conduct of the Annual General Meeting, we recommend that you vote by proxy, even if you plan on attending the Annual General Meeting.

- **Holders of Registered Shares (not through any stock exchange):**

If you hold ordinary shares of New Skies in registered form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1. **You may vote by completing, signing and returning to us the enclosed Proxy Card.** By returning a signed Proxy Card, you are appointing the Vice President & Associate General Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement.

2. **You may attend the Annual General Meeting and vote your shares in person.**

3. **You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.**

Under Dutch law, holders of registered shares may exercise their shareholder rights only for those ordinary shares registered in their name on the day of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through Stichting Administratiekantoor NSS (the "Stichting") are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting but, pursuant to Dutch law, they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

- **Holders of Bearer Shares (via Euronext Amsterdam):**

If you hold New Skies ordinary shares in bearer form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1. **You may vote by completing, signing and returning to us the enclosed Proxy Card.** By returning a signed Proxy Card, you are appointing the Vice President & Associate General Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement. Please note that you must attach to your Proxy Card the statement from your financial institution confirming your share ownership as described in the paragraph below.

2. **You may attend the Annual General Meeting and vote your shares in person.**

3. **You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.**

IMPORTANT: Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of the New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution's collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution's collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies by May 10, 2002, which is not earlier than the seventh day prior to the Annual General Meeting. In effect, your bank must tell us how many shares you own and block the shares so that they cannot be traded until after the Annual General Meeting. New Skies has been advised that, for reasons of efficiency, the shareholder's financial institution (admitted to NEGICEF) must ensure that the shareholder will receive the statement referred to in the preceding sentences no later than May 6, 2002.

New Skies has further been advised that the holders of bearer ordinary shares intending to attend the Annual General Meeting need to obtain an entrance voucher through the bank or other institution admitted to NECIGEF in Amsterdam through which they hold their shares no later than April 23, 2002, which statement must be filed by the shareholder's financial institution (admitted to NECIGEF) with ABN AMRO Bank N.V., Afdeling Service Management/Jaarverslagen (MF0020), Kemelstede 2, 4817 ST Breda, The Netherlands, no later than April 25, 2002.

- **Holders of American Depositary Shares (via the New York Stock Exchange):**

If you hold American Depositary Shares ("ADSs") of New Skies, then you have three alternatives for voting your shares on all matters presented to shareholders of New Skies for a vote:

1. **You may vote by completing, signing and returning the Voting Instruction Card provided to you by The Bank of New York by Thursday, May 9, 2002.** By returning a signed Voting Instruction Card, you are directing The Bank of New York to vote the ordinary shares underlying your ADSs in accordance with your instructions. The Bank of New York, in turn, will give New Skies an omnibus proxy with respect to all of the instructions it has received in a timely fashion. The proxy from The Bank of New York will appoint the Vice President & Associate General Counsel to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions, all in accordance with the procedures stated in this Proxy Statement.

2. **You may request The Bank of New York to give you a proxy so that you can vote the ordinary shares underlying your ADSs.** If you receive such a proxy, then you have three further alternatives for voting your shares:

   (i) ***You may vote by completing, signing and returning to us the enclosed Proxy Card.*** By returning a signed Proxy Card, you are appointing the Vice President & Associate General Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement.

   (ii) ***You may attend the Annual General Meeting and vote your shares in person on all matters presented to shareholders of New Skies for a vote.***

   (iii) ***You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote the shares underlying your ADSs on your behalf.***

3. **You may withdraw the ordinary shares underlying your ADSs from the American Depositary Share facility.** Under these circumstances, you will be treated as any other holder of our bearer shares. However, please contact The Bank of New York immediately if you prefer to withdraw your shares to verify whether there is sufficient time to allow for you to withdraw your shares before Thursday, May 9, 2002 and to permit you to exercise your shareholder rights at the Annual General Meeting. If you withdraw your shares from the American Depositary Share facility, they will thereafter be traded in Euro on the official list of Euronext Amsterdam and will no longer be eligible for trading in US dollars on the New York Stock Exchange.

IMPORTANT: If The Bank of New York does not receive voting instructions for your ADSs by 5:00 p.m., New York time, on Thursday, May 9, 2002, then it will not vote the shares underlying your ADSs.

New Skies has selected April 11, 2002 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies' Articles of Association, however, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.

HOW TO VOTE BY PROXY

The solicitation of proxies is intended to facilitate the participation by shareholders in New Skies' Annual General Meeting. We encourage you to read this Proxy Statement carefully and to send New Skies your proxy.

If you hold New Skies ordinary shares in registered form and would like to vote on the matters under consideration via proxy, please complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results which are recommended in this Proxy Statement; or (2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), IV, V (including FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Mr. J.W. Kolb, Mrs. N. Kroes, Mr. G.B. Mueller, Mr. L. Ruspantini, Mr. C. Séguin, Mr. D.D. Wear and Dr. A.S. Ganguly as members of the Supervisory Board), VI, VII and VIII.

If you hold New Skies ordinary shares in bearer form (via Euronext Amsterdam N.V.) and would like to vote on the matters under consideration via proxy, please obtain the required written statement from your financial institution through which you hold your interest in New Skies and complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results which are recommended in this Proxy Statement; or (2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), IV, V (including FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Mr. J.W. Kolb, Mrs. N. Kroes, Mr. G.B. Mueller, Mr. L. Ruspantini, Mr. C. Séguin, Mr. D.D. Wear and Dr. A.S. Ganguly as members of the Supervisory Board), VI, VII and VIII.

If you hold New Skies ADSs (via the New York Stock Exchange) and would like to vote on the matters under consideration via proxy, please complete and sign the Voting Instruction Card provided to you by The Bank of New York. This will act as an instruction to The Bank of New York to vote the shares underlying your ADSs as you have indicated on the Voting Instruction Card in regard to each item. If no specification is made in the Voting Instruction Card for any Item, then The Bank of New York will not vote the shares underlying your ADSs with respect to that Item.

In the event that a shareholder wishes to use any other form of proxy, such proxy (if properly executed, as a matter of Dutch law, and presented to New Skies together with any other required documentation) shall be voted in accordance with the specification given therein. (Please note that holders of ADSs cannot vote in any fashion without the cooperation of The Bank of New York.) The proxyholder will be required to present the duly executed proxy and other required documentation to obtain admission to the Annual General Meeting and to exercise the shareholder rights represented by such proxy.

For registered shareholders, the shares for which the proxy is given must be registered in the name of the shareholder on the date of the Annual General Meeting. For holders of bearer shares and ADSs, the proxy must be accompanied by the required written statement from your financial institution through which you hold your interest in New Skies. Proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting or greater than the number specified in the statement from the financial institution will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares held as a matter of record on the day of the Annual General Meeting or attested to in a written statement from your financial institution.

If you wish to vote by proxy, please make sure the Proxy Card (together with your financial institution's statement, if applicable) is sent by mail or commercial courier to the attention of Mr. Andrew D'Uva, Vice President & Associate General Counsel, on behalf of the Board of Management of New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 10, 2002, with a copy via fax to: +31 70 306 4289. If you do so, your votes will be cast in the manner indicated by you on the Proxy Card. You can revoke a Proxy Card by giving written notice to Mr. D'Uva, which must be received not later than Friday, May 10, 2002. In the case of ADSs, please make sure that the Voting Instruction Card is sent by mail or commercial courier to The Bank of New York, 620 Avenue of the Americas, New York, New York 10011, United States of America, which must be received not later than Thursday, May 9, 2002.

HOW TO ATTEND THE MEETING IN PERSON

If you hold registered shares and plan to attend the Annual General Meeting and would like to vote your shares in person, please complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

If you hold bearer shares (via Euronext Amsterdam N.V.) and plan to attend the Annual General Meeting and would like to vote your shares in person, please obtain the required written statement from your financial institution through which you hold your interest in New Skies and complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

If you hold ADSs (via The New York Stock Exchange) and plan to attend the Annual General Meeting and would like to vote your shares in person, please obtain a proxy from The Bank of New York to vote the ordinary shares underlying your ADSs and complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

Please ensure that the attendance form or letter, together with the financial institution statement or proxy from The Bank of New York, as applicable, is sent by mail or commercial courier to the attention of Mr. D'Uva, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4,

2517 KR The Hague, The Netherlands, and received not later than Friday, May 10, 2002. Please also send a copy by fax to: +31 70 306 4289. Only those persons whose names appear on the admission list will be admitted to the Annual General Meeting. Such persons may be asked to identify themselves by means of a valid passport or equivalent document issued by a national authority.

HOW TO DESIGNATE SOMEONE ELSE AS YOUR REPRESENTATIVE AT THE MEETING

You may designate another person to represent you at the Annual General Meeting by executing a power of attorney designating such person to act on your behalf. An acceptable sample of such power of attorney is attached to this Proxy Statement. Any person named in a power of attorney will also be placed on the admission list for the Annual General Meeting. Please note that if you want to designate a third party to represent you at the Annual General Meeting, then you must follow the procedures outlined above for attending the Annual General Meeting (indicating the name of the designated third party), in addition to sending the executed power of attorney.

Please make sure the power of attorney is sent by mail or commercial courier to the attention of Mr. Andrew D'Uva, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 10, 2002. Please also send a copy by fax to: +31 70 306 4289. If we do not receive a signed original of the properly executed power of attorney, the third party you have designated will not be able to vote on your behalf. You can revoke a power of attorney by giving written notice to Mr. D'Uva, to be received not later than Friday, May 10, 2002.

VOTING RIGHTS

Shareholders who hold New Skies ordinary shares in registered or bearer form are entitled to cast one vote on each item presented for a vote at the Annual General Meeting for each ordinary share that they hold as of the date of the Annual General Meeting. Shareholders who hold New Skies ADSs are entitled to instruct The Bank of New York, as depositary, to cast one vote on each item presented for a vote at the Annual General Meeting for each ADS that they hold as of the date of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through the Stichting are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting, but pursuant to Dutch law they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

* * * * * *

AND RECOMMENDATIONS OF THE SUPERVISORY BOARD AND/OR THE BOARD OF MANAGEMENT ON HOW TO VOTE

In accordance with Article 23 of New Skies' Articles of Association, the Annual General Meeting will be presided over by Mr. Terry Seddon, Chairman of the Supervisory Board, other than with respect to discussion of or procedures for the appointment of members of the Supervisory Board and approval of the compensation for such members, for which the Annual General Meeting will be presided over by Mr. Martin van Olffen, notaris, of the law firm De Brauw Blackstone Westbroek N.V.

AGENDA ITEM III(a)

New Skies' audited statutory 2001 accounts were reprinted in New Skies' 2001 Annual Report, which was first made available to shareholders on or about April 8, 2002. In accordance with New Skies' Articles of Association, it is proposed that shareholders approve the audited statutory 2001 accounts.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(a).

AGENDA ITEM III(b)

In accordance with Dutch corporate law practice, it is proposed to grant the members of the Board of Management and the members of the Supervisory Board release from liability for the performance of their respective duties over the financial period that ended on December 31, 2001. The proposed release from liability relates only to acts taken on behalf of the Company during its 2001 fiscal year that are a matter of public record. This proposal is ordinary practice under Dutch corporate law.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(b).

AGENDA ITEM IV

Under Article 27 of the Articles of Association, the Annual General Meeting shall appoint an accountant to (1) audit the annual accounts prepared by the Board of Management, (2) report on such accounts to the Board of Management and the Supervisory Board, and (3) to issue an opinion with regard thereto. It is proposed to appoint Deloitte & Touche LLP as accountants for this purpose. Deloitte & Touche LLP was appointed at the 1999, 2000 and 2001 Annual General Meetings as New Skies' accountant. Under New Skies' Articles of Association, if the Annual General Meeting does not appoint an accountant, the Supervisory Board will make such appointment.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item IV.

AGENDA ITEM V

Pursuant to the resolution adopted by the shareholders at the May 17, 2001 annual general meeting of shareholders, the term of office of the current members of the Supervisory Board expires as of the 2002 Annual General Meeting. At the expiration of his current term, one member of the Supervisory Board has elected not to stand for re-election in order to pursue other business opportunities. To elect nine supervisory directors for a new term beginning as of Annual General Meeting, the Supervisory Board has made the following non-binding nominations for appointment to the Supervisory Board:

- Mr. Terence M. Seddon
- Mr. Jerry W. Kolb
- Mr. Claude Séguin
- Mr. Shing Kwong Fung
- Mrs. Neelie Kroes
- Mr. Gerd D. Mueller

- Mr. Luigi Ruspantini
- Mr. Donald D. Wear, Jr.
- Dr. Ashok S. Ganguly

Mr. Seddon, 61 years of age, has served as Chairman of the supervisory board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as chief executive officer of Asia Satellite Telecommunications Company Ltd. from 1988 - 1993. Mr. Seddon is a non-executive director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

Mr. Fung, 55 years of age, has served as a supervisory director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Mr. Fung was managing director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999, and is still a member of its board of directors. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

Mr. Kolb, 66 years of age, has served as a supervisory director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was vice chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as managing partner of the Chicago office, managing partner of professional services, and chief financial and administrative officer, as well as vice chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, since August 1998.

Mrs. Kroes, 60 years of age, has served as a supervisory director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in The Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in The Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in The Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the boards of the following companies: Port Support International B.V. (Chairman), Ballast Nedam N.V., Koninklijke Nedlloyd N.V., Prologis N.V., Cório N.V. (formerly VIB N.V.), Lucent Technologies B.V. and MM02 (non-executive board). She also is an Advisor to Monitor Company.

Mr. Mueller, 65 years of age, has served as a supervisory director since May 2001. He is a citizen of Germany residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrator and Financial Officer of Bayer Corporation, the U.S. wholly-owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly-owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University in Pittsburgh and President of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

Mr. Ruspantini, 62 years of age, has served as a supervisory director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the chief executive officer of Telespazio, a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company's multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the production of Television, Business Television and Radio Services to the company's customers in Italy and abroad.

Mr. Séguin, 52 years of age, has served as a supervisory director since May 1998. He is a citizen of Canada. Mr. Séguin currently serves as President of CDP Private Equity at Caisse de Depot et Placement du Québec. Previously, he served as Executive Vice-President of Teleglobe, Inc. and as a special advisor to the Board of Teleglobe. Prior to that, he served as Executive Vice-President, Finance and Chief Financial Officer of Teleglobe from October 1992 until 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

Mr. Wear, 55 years of age, has served as a supervisory director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He is also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

Dr. Ganguly, 66 years of age, is nominated to serve as a supervisory director of New Skies. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICI India Ltd. and as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the board of directors of Unilever N.V. from 1990 through 1997 with responsibility for world-wide research and technology. Dr. Ganguly also currently serves as a non-executive director of British Airways plc, Mahindra & Mahindra and WIPRO Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

Each nominee for the Supervisory Board that is elected will be elected for a one-year term, which will expire on the date of the New Skies 2003 Annual General Meeting.

As of the date of distribution of this Proxy Statement, certain of the above nominees hold shares in New Skies, which shareholdings have been reported publicly to the Dutch securities regulatory authority, *Stichting Toezicht Effectenverkeer*, pursuant to the Disclosure of Major Holdings in Listed Companies Act 1996 (*WMZ 1996*). As discussed in Agenda Item VI, below, certain stock options are proposed to be granted to the nominees, subject to shareholder approval.

It is proposed that the shareholders elect each of the foregoing to serve on New Skies' Supervisory Board.

The Supervisory Board recommends that shareholders vote FOR Agenda Item V.

AGENDA ITEM VI

Under New Skies' Articles of Association, the shareholders have the authority to approve the compensation of the members of the Supervisory Board. There are two components to this compensation: annual fees and stipends and stock option grants. Previously, the shareholders have approved the fees and stipends paid to members of the Supervisory Board and New Skies is not proposing any change to those amounts at the 2002 Annual General Meeting.

For each of the years since New Skies' inception, the Supervisory Board has proposed and the shareholders have approved a grant of stock options to members of the Supervisory Board. Stock option grants achieve the twin objectives of creating a performance incentive that is closely aligned with shareholders' interests and enabling New Skies to attract well qualified persons to serve on New Skies' board. For 2001, New Skies' shareholders approved a stock option grant in an amount equal to 2.5 times each board member's annual fee. For 2002, New Skies proposes to make a grant to each member of the Supervisory Board elected at the Annual General Meeting in an amount equal to 2 times each board member's annual fee, but to split the grant into two components: one-half of the current economic value of the grant would be made in the form of stock options, and one-half of the current economic value of the grant would be made in the form of restricted stock. The proposed multiple and the split between stock options and restricted stock is in line with the multiple and split used to grant long-term equity incentives to certain members of New Skies' Board of Management. The exact number of shares over which options and restricted stock would be granted will be based on the fair market value of New Skies shares on the date of grant. (Fair market value is the closing price per share on the principal exchange on which New Skies ordinary shares are traded as of the last trading day before the grant.) For example, if the fair market value were equal to $6.00, then the options proposed to be granted to the members of the Supervisory Board would cover an aggregate of approximately 42,500 ordinary shares and the restricted stock proposed to be granted to the members of the Supervisory Board would cover an aggregate of approximately 17,000 ordinary shares, subject to rounding in individual grants. If as of the date of the Annual General Meeting the trading price of New Skies ordinary shares on the principal exchange is lower than $6.00, then more shares would be covered by the options and restricted stock, and if the price is higher, then fewer shares would be covered by the options and restricted stock. The options and restricted stock each would vest in equal installments over a three-year period. Options would have a maximum term of ten years and an exercise price equal to the fair market value, as defined above. Restricted stock would have to be purchased by the grantee, upon payment of the nominal value for the shares, promptly upon vesting. If approved by shareholders, the options and restricted stock will be granted as of May 16, 2002, the date of the Annual General Meeting.

All changes in remuneration (including stock option and other equity grants) to members of the Supervisory Board can be made only with shareholder approval. The stock option plan governing the options granted to the members of the Supervisory Board is administered by the New Skies Compliance Officer. Upon approval of the proposed grant, the restricted stock plan governing the restricted stock grants to the members of the Supervisory Board will be administered by the New Skies Compliance Officer.

In accordance with New Skies' Articles of Association, it is proposed that shareholders approve the grant of stock options and restricted stock described in the paragraphs above to the members of the Supervisory Board.

The Supervisory Board recommends that shareholders vote FOR Agenda Item VI.

AGENDA ITEM VII

Under Dutch law and New Skies' Articles of Association, the shareholders may designate the Board of Management as the corporate body authorized to approve the issuance of New Skies shares and to limit or exclude preemptive rights as to any shares that the Board of Management has been authorized to issue. Any such designations are subject to the annual general meeting of shareholders of New Skies, which designations may not continue for more than five years; however a general meeting of shareholders may renew such designations from time to time.

New Skies' shareholders previously have approved these designations, which have been in effect continuously since New Skies' original incorporation through the present. Shareholders most recently approved these designations at the 2001 annual general meeting of shareholders at which they approved an amendment to the New Skies Articles of Association which, among other things, included a designation of the Board of Management as the body corporate authorized to approve the issuance of New Skies shares and to limit or exclude preemptive rights as to any such shares. The existing designations expire on May 17, 2006. Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies intends to propose that, at each annual general meeting, the shareholders renew these designations previously granted to the Board of Management for an additional five year period. Failure of the proposal to renew this delegation will not in any way prejudice or alter the existing delegation which would continue until it either expires or is further extended by shareholders.

Therefore, it is proposed that, pursuant to Article 5 of the New Skies Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to resolve to issue New Skies shares for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 16, 2007, such designation being given with respect to up to seventy-four million, two hundred six thousand, seven hundred fifty-nine (74,206,759) ordinary shares, twenty-two million seven hundred and fifty-three thousand (22,753,000) financing preference shares and two hundred and twenty-seven million five hundred and thirty thousand (227,530,000) governance preference shares, in each case representing the unissued authorized share capital of New Skies and subject to approval in accordance with Article 20 of the New Skies Articles of Association. Further, it is proposed that, pursuant to Article 6 of the Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to limit or exclude preemptive rights as to any shares that the Board of Management is authorized to issue for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 16, 2007, subject to approval in accordance with Article 20 of the New Skies Articles of Association.

Please note that, with respect to the delegation of the authority to waive pre-emptive rights in this Item VII only, if less than 50% of the issued share capital is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve that portion of this Item. The proposal to delegate the authority to issue shares contained in this Item VII requires only an absolute majority of the votes cast at the Annual General Meeting.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VII

AGENDA ITEM VIII

Under Dutch law and New Skies' Articles of Association, New Skies and its subsidiaries may, subject to certain requirements, repurchase up to 10% of New Skies' issued share capital. Any such purchases are subject to the authorization of the annual general meeting of shareholders of New Skies, which authorization may be granted for period exceeding 18 months.

Effective May 17, 2001, the 2001 annual general meeting of shareholders authorized the Board of Management to repurchase up to 10% of the outstanding share capital of New Skies. This authorization expires as of November 17, 2002. Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies intends to request shareholders at each annual general meeting to renew this authorization previously granted to the Board of Management for an additional 18-month period. Failure of the proposal to renew this authorization will not in any way prejudice or alter the existing authorization which would continue until it either expires or is further extended by shareholders.

Therefore, it is proposed that the shareholders authorize the Board of Management to repurchase, in one or more transactions, an aggregate of up to 10% of the outstanding share capital of New Skies as of the date of the Annual General Meeting, for an 18-month period to begin as of the date of the Annual General Meeting and to expire on November 16, 2003, and that the Board of Management, observing the relevant provisions of Dutch law, shall have the sole discretion to determine the manner in which the shares shall be acquired and the limits within which the purchase price shall be set.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VIII.

* * * * * *

SAMPLE POWER OF ATTORNEY

[Shareholder's Letterhead]

New Skies Satellites N.V.
Attn: Mr. Andrew D'Uva
Vice President & Associate General Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Annual General Meeting of Shareholders
May 16, 2002

THIS POWER OF ATTORNEY is made by: **[supply complete name of shareholder as it appears in New Skies' shareholder register or on the statement from the financial institution through which you hold your interest in New Skies, a description of its legal status, and the complete address]** (the "Shareholder").

The Shareholder hereby grants a full power of attorney to **[Shareholder shall supply the following information regarding the individual to whom the shareholder gives its power of attorney: first, middle and last names, date and place of birth, and nationality]** in order to represent the Shareholder at the Annual General Meeting of Shareholders ("Annual General Meeting") of New Skies Satellites N.V. ("New Skies"), a limited liability company organized under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its address in The Hague, the Netherlands. The Annual General Meeting is to be held on 16 May 2002 in The Hague, the Netherlands. This power of attorney includes the power to be present at the Annual General Meeting, to vote all ____________ of the Shareholder's shares in New Skies, **[if registered shares:** numbered from •[1] up to and including •, which are registered in the name of the Shareholder,**] [if bearer shares:** which are part of the collective depository of [*name of financial institution*], as evidenced by the accompanying statement from such financial institution,**] [if ADSs:** which are deposited with The Bank of New York, as depositary, as evidenced by the accompanying proxy from The Bank of New York,**]** and, furthermore, to do all and everything else that may in that connection be necessary or useful, to the extent permitted in New Skies' Articles of Association.

In witness whereof this power of attorney was executed this _____ day of _______________, 2002.

For and on behalf of the Shareholder[2]:

____
(Signature)

____
(Printed full name of person signing)

____
(Printed title of person signing)

This power of attorney should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 10, 2002 at the address listed above.

---

[1] If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

[2] If the shares are held jointly, each registered holder must sign.

ATTENDANCE FORM

New Skies Satellites N.V.
Attn Mr. Andrew D'Uva
Vice President & Associate General Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Annual General Meeting of Shareholders
May 16, 2002

The undersigned hereby declares, represents and warrants that it is the holder of _________ ordinary shares of New Skies Satellites N.V. ("New Skies"), which shares are held in the form of (CHECK ONE):

□ registered shares, with share certificate numbers •[1] through •; OR

□ bearer shares, as part of the collective depository of ____________________________________, as evidenced by the accompanying statement from such financial institution; OR

□ American Depositary Shares (ADSs), as deposited with The Bank of New York, as depository, as evidenced by the accompanying proxy;

and hereby notifies New Skies that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of New Skies (the "Annual General Meeting") to be held at the Kurhaus Hotel, Gevers Deynootplein 30, 2586 CK The Hague, the Netherlands, on May 16, 2002, at 10:30 a.m. (Dutch time), or any adjournment or adjournments thereof, and requests that New Skies adds his/her/its name to the admission list for the Annual General Meeting.

The undersigned shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares that are (i) registered in his/her/its name on the day of the Annual General Meeting or (ii) attested to in the required written statement from his/her/its financial institution through which he/she/it holds an interest in New Skies.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers this ______ day of ______________________, 2002.

____
(Signature of shareholder)[2]

____
(Print full name of shareholder(s))

Notification should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 10, 2002 at the address listed above.

[1] If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

[2] If the shares are held jointly, each registered holder must sign.

NEWskies
SATELLITES

April 8, 2002

THIS LETTER CONTAINS IMPORTANT INFORMATION REGARDING THE 2002 ANNUAL GENERAL MEETING OF NEW SKIES SATELLITES N.V.

Dear Shareholder:

New Skies Satellites N.V. will hold its Annual General Meeting of Shareholders (the "Annual General Meeting") on Thursday, May 16, 2002 at the Kurhaus Hotel, Gevers Deynootplein 30, 2586 CK The Hague, The Netherlands, beginning at 10:30 a.m. Shareholders will be asked to vote on a number of items at the Annual General Meeting, which are described in the Notice and Meeting Agenda and Proxy Statement that accompany this letter.

The method by which a shareholder can vote on the matters presented at the Annual General Meeting depends on the form in which the shareholder holds its interest in New Skies (e.g., registered shares, bearer shares, or American Depositary Shares (ADSs)). It is important to note that holders of New Skies bearer shares and ADSs may have to provide additional documentation in order to participate in the Annual General Meeting. The procedures for participating for each type of shareholder are outlined in the enclosed Notice and Agenda and the accompanying Proxy Statement.

In order to promote the orderly conduct of the Annual General Meeting, we have recommended that you vote by proxy, even if you plan on attending the meeting.

Certain shareholders who beneficially own shares that are held by Stichting Administratiekantoor New Skies Satellites are entitled to attend the Annual General Meeting, but pursuant to Dutch law are not entitled to vote the shares registered in the name of the Stichting at the meeting.

Please send any correspondence relating to the Annual General Meeting, including the Proxy Card, any power of attorney, and any attendance form, by mail or commercial courier to Mr. Andrew D'Uva, VP & Associate General Counsel, New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, with a copy via fax to: +31 70 306 4289. We must receive your instructions relating to the manner in which your shares are to be voted and, if applicable, who will attend the Annual General Meeting on your behalf no later than Thursday, May 9, 2002.

We look forward to seeing you at the Annual General Meeting or to receiving your reply.

Sincerely,

Daniel S. Goldberg
Chief Executive Officer
New Skies Satellites N.V.

Exhibit 3

Departments: CEO • General Counsel • Corporate Development • Engineering and Operations • Facilities • Finance • Human Resources • Management Information Systems • Sales and Marketing • Product Development • Technical Sales Support

Regional Offices: The Hague • Singapore • London • Sydney • Washington • New Delhi • Sao Paulo

NSS-7 Successfully Launched!

NSS-7 Launch

Company & Staff Information

Corporate diary

useful links

New Skies Press Release

New Skies' NSS-7 Atlantic Ocean region satellite successfully launched into orbit

April 17, 2002

Spacecraft lifts off on 12-year mission to deliver high-power communications services across four continents

The Hague, The Netherlands, April 17, 2002 – New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, successfully launched its first new satellite, NSS-7, early this morning from the European spaceport in Kourou, French Guiana.

NSS-7 lifted off from the Guiana Space Center aboard an Ariane 4 rocket at 1:02 A.M. Central European Daylight Time (20:02 local Kourou time, April 16). The first acquisition of the satellite's telemetry was at 2:07 A.M. CEDT (21.07 P.M. local Kourou time, April 16). Arianespace, the European commercial launch services provider, performed the launch.

"Today's successful launch of the NSS-7 satellite marks the beginning of a new chapter in our history and development as a global satellite communications company," said Dan Goldberg, New Skies' chief executive officer. "After more than three years of continually striving to maximize the potential of the resources we inherited, we now have a satellite that was procured, designed and launched by New Skies, optimized to meet current and future market demands and customer requirements."

"In addition, when NSS-7 goes into commercial service later this year, it will drive a significant portion of current revenues and help fuel future growth," Goldberg continued. "We will now focus on getting NSS-7 ready for our customers and continuing the preparations for the launch of NSS-6 later this year."

NSS-7 will be positioned at 338.5 degrees East longitude over the Atlantic Ocean and will offer enhanced coverage of the Americas, Europe and Africa. Upon its service commencement, the satellite will replace NSS-K and free NSS-803 to be re-positioned over the Pacific Ocean at 183 degrees East. Upon reaching its new orbital location, NSS-803 will provide more robust capacity for services throughout the Asia-Pacific region as well as trans-oceanic connectivity to the United States.

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[illegible]

April 29, 2002



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: [signature]
Name: Mary J. Dent
Title: General Counsel and Member of Board of Management

Date: 04/29/02